TODD SHIPYARDS CORPORATION

2002 ANNUAL REPORT
AND PROXY STATEMENT

TODD SHIPYARDS CORPORATION

July 19, 2002

Letter to Shareholders:

Fiscal Year 2002 marked Todd Shipyard's fourth profitable year in a row. Year to year revenues grew by 5%, primarily because of increased business volumes that exceeded our expectations in both commercial and military markets.

The comparison of profits between Fiscal Year 2002 and 2001 is more complicated. The aggregate numbers show a dramatic decline in net income from $16.7 million to $7.0 million. Upon closer examination, however, these results really are a function of unusual income items in the prior fiscal year rather than a reflection of poor performance in the current fiscal year. As explained in earlier company releases, Fiscal Year 2001 benefited from the receipt of a favorable arbitration award relating to a contract completed in Fiscal Year 2000 ($2.3 million), and a settlement with the U.S. Navy over certain environmental insurance costs ($3.9 million). In addition, the company's tax expense increased by $4.1 million between the two years because the company utilized all of its remaining tax credits and tax loss carryforwards in Fiscal Year 2001 and accrued tax expense in Fiscal Year 2002 at the full corporate rate. Excluding these items puts Fiscal Year 2002's Operating Income and Net Income on roughly comparable footing to Fiscal Year 2001.

In Fiscal Year 2002, we continued to make progress on the operable units at the Harbor Island Superfund site. The company submitted to the EPA a plan for the clean up of the sediments around the shipyard. That plan, the costs of which are covered by our insurance agreement purchased in Fiscal Year 2001, provides for sediment remediation to begin in October of 2003. In addition, under our previously announced consent decree with the EPA, we continue a multi-year process of pumping oil from the soil under the shipyard.

Our operating strategy continues unchanged. Among our various improvement initiatives, we again increased our level of safety within the shipyard, lowering our accident rate 11%. This is the third year that our accident rate was below the "average shipyard," as reported by the Bureau of Labor Statistics, with the difference growing each year. Fiscal Year 2002 also represented the first full year for using our yard-wide information system. We have made significant strides in using its capabilities to provide us the information we need when and where we need it, and expect it to be a key asset in supporting other improvement initiatives. Our most dramatic improvements have come in our production processes, where we are implementing a disciplined and structured industrial engineering approach that has the potential to dramatically improve our competitiveness over a period of several years. We believe our employees' rapid acceptance of these new techniques speaks volumes as to their effectiveness.

Within the operation of the shipyard, our Navy business represented approximately two-thirds of our revenue, up from 51% last year, and more in line with the 62% share in Fiscal Year 2000. Though the effect of September 11's events on our business was not clear initially, it appears that the Navy is maintaining its repair schedules. We had the honor of performing significant maintenance on a number of ships actively engaged in the war in Afghanistan, including the USS Carl Vinson, the USS Sacramento, and the USS Ingraham. Some of the unexpected volume increases we experienced in the current fiscal year occurred on these maintenance availabilities.

In Fiscal Year 2002, we continued to see the effects of low margins on our industry. One of our competitors sold its drydock, the largest in the Western Hemisphere, to a shipyard in the Bahamas where it will engage primarily in the cruise ship repair market. Another smaller shipyard went out of business, selling its two small drydocks to two other competitors. A third ship repair organization with no facilities ceased its operations.

Within the Navy's fleets, change continues. The U.S. Navy has determined that the USS John C. Stennis will be moving to Bremerton, Washington to replace the USS Carl Vinson when the Vinson departs for an extensive refueling period. The Navy has also announced it will decommission AOE 7 and AOE 10 for transfer to the Military Sealift Command in 2003 and 2004, respectively. It is unclear what impact, if any, this may have on our ability to maintain these ships in the future. Finally, the three Spruance-class destroyers currently stationed in Everett, Washington are in the process of being decommissioned and replaced by four Arleigh Burke class destroyers.

In Fiscal Year 2003, we are planning for a slight decrease in volumes from Fiscal Year 2002. We expect a dramatic concentration of our work volumes in the first several months of the year, caused by the simultaneous maintenance work on ships under each of our three U.S. Navy phased-maintenance contracts. In addition, we expect our expenses to be higher, in part due to our desire to vigorously implement the previously mentioned structured, industrial engineering approach to our work. As is the case in any year, prediction of short term contract awards and their successful completion is difficult.

Over the last several years, the risk profile of our shipyard business has changed significantly. The addition of environmental insurance policies covering the Harbor Island Superfund Site, the award of two phased-maintenance contracts, the completion of new construction contracts, and resulting operating profits are all elements of this risk reduction. Except for large capital expenditures, the shipyard is able to fund its own needs. Consequently, in August 2001, we repurchased through a Dutch auction tender offer over 4.1 million shares of the company's stock at $8.25 per share, expending approximately $34 million, and providing many shareholders with an efficient source of liquidity at a price of their choosing. We believe the company still has adequate capital and financing capacity to meet any logical strategic investment opportunities. As of the close of Fiscal Year 2002, the company still had over $30 million in liquidity and access to an unused line of credit of $10 million.

The events of September 11th pulled Todd's people together as never before. We were able to demonstrate our service to our country and community in many ways – from the exemplary work we performed for our customers, to the funds raised for that day's victims, to the many selfless acts for our community. In a year when so many of our people went above the call of duty, it is impossible to single out any one person or event. So, we thank our employees for rising to the occasion, for continuing to take pride in their skills and for demonstrating on a daily basis that uniquely-Todd "can-do" spirit. Their efforts to improve and modernize our business and production practices are accelerating at an encouraging rate, contributing greatly to our competitiveness and our other successes. We look forward to the ongoing benefits of this teamwork.

Sincerely,

Patrick W. E. Hodgson	Stephen G. Welch
Chairman of the Board	Chief Executive Officer

TODD SHIPYARDS CORPORATION

July 19, 2002

Dear Stockholders,

You are cordially invited to attend the Annual Meeting of Stockholders on Monday, September 9, 2002 at 9 a.m., in the Meisnest Room (3rd Floor) at the Washington Athletic Club in Seattle, Washington.

Whether or not you plan to attend the meeting in person, please complete, date and sign the accompanying proxy card or voting instruction card (whichever is enclosed) and return it promptly in the enclosed envelope to ensure that your shares are represented and voted in accordance with your wishes. You may revoke your proxy by following the procedures set forth in the accompanying proxy statement. If you are a stockholder of record or if you hold a legal proxy authorizing you to vote shares held in a nominee or street name account, you may still vote in person at the meeting even though you previously submitted your proxy.

Very truly yours,

Patrick W.E. Hodgson
Chairman of the Board

TODD SHIPYARDS CORPORATION
1801 16th Avenue Southwest
Seattle, Washington 98134
July 19, 2002

NOTICE OF ANNUAL MEETING

The 2002 Annual Meeting of Stockholders (the "Meeting") of Todd Shipyards Corporation, a Delaware corporation ("Todd" or the "Company"), will be held on Monday, September 9, 2002, 9:00 a.m., local time, in The Meisnest Room (3rd Floor) of The Washington Athletic Club at 1325 Sixth Avenue in Seattle, Washington, for the following purposes:

1. To elect seven directors to serve until the 2003 Annual Meeting of Stockholders and until their successors are duly elected and qualified;
2. To ratify the appointment of Ernst & Young LLP as independent public accountants;
3. To transact such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors of the Company fixed the close of business on July 22, 2002 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the Meeting. Only holders of the Company's common stock, $.01 par value per share, at the close of business on the Record Date are entitled to notice of, and to vote at, the Meeting. A complete list of stockholders entitled to vote at the Meeting will be available for examination during normal business hours by a Company stockholder, for purposes related to the Meeting, for a period of ten days prior to the meeting, at the Company's corporate offices located at 1801 16th Avenue S.W., Seattle, Washington.

By order of the Board of Directors

Michael G. Marsh
Secretary

This Proxy Statement, the accompanying form of Proxy Card or Voting Instruction Card and the 2002 Annual Report are being mailed beginning on or about the 26th day of July, 2002 to stockholders entitled to vote.

TODD SHIPYARDS CORPORATION
1801 16th Avenue Southwest
Seattle, Washington 98134

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
September 9, 2002

GENERAL INFORMATION

This proxy statement and the accompanying proxy card or voting instruction card (as the case may be) are being furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors (the "Board of Directors" or the "Board") of Todd Shipyards Corporation, a Delaware corporation ("Todd" or the "Company"), to be used at the 2002 Annual Meeting of Stockholders of the Company to be held on Monday, September 9, 2002 at 9:00 a.m. local time, in the Meisnest Room (3rd Floor) of The Washington Athletic Club, 1325 Sixth Avenue, Seattle, Washington, and at any adjournment or postponement thereof (the "Meeting"). This proxy statement and the accompanying proxy card or voting instruction card are first being mailed to the holders of the Company's common stock, $.01 par value per share (the "Common Stock"), on or about July 26, 2002.

Stockholders of the Company represented at the meeting in person or by proxy will consider and vote upon (i) the election of seven directors to serve until the 2003 Annual Meeting of Stockholders of the Company and until their successors are duly elected and qualified, (ii) a proposal to ratify the appointment of Ernst & Young LLP as independent public accountants, and (iii) such other business as may properly come before the Meeting. The Company is not aware of any other business to be presented for consideration at the Meeting.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

At the Meeting, stockholders will elect seven directors, each of whom will serve until the next annual meeting of stockholders or until his respective successor shall have been elected and qualified or until his earlier resignation or removal. The shares represented by proxy will be voted in favor of the election of the persons named below unless authorization to do so is withheld in the proxy. In the event that any of the nominees should be unavailable to serve as a Director, which is not presently anticipated, it is the intention of the persons named in the proxy card to select and cast their votes for the election of such other person or persons as the Board of Directors may designate.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES IDENTIFIED BELOW.

Information Concerning the Nominees

The following sets forth the name of each Nominee for election to the Board of Directors, his age, his principal occupation for at least the past five years and the period during which he has served as a Director of the Company. All Nominees are currently Directors. Each Nominee was nominated by the Board of Directors for election as Director.

BRENT D. BAIRD (AGE 63) - DIRECTOR SINCE 1992

Since January 1992 to the present, Mr. Baird has been a private investor. Mr. Baird was a general partner with Trubee, Collins & Co., a member firm of the New York Stock Exchange, from April 1970 to December 1983. From January 1984 through December 1991, Mr. Baird was a limited partner with Trubee, Collins & Co. Mr. Baird serves as a member of the board of directors of First Carolina Investors, Inc., Merchant's Group, Inc., M&T Bank Corporation, Allied Healthcare Products, Inc., Ecology & Environment, Inc.

STEVEN A. CLIFFORD (AGE 59) - DIRECTOR SINCE 1993

Mr. Clifford served as Chairman of National Mobile Television, Inc. from 1992 to 2000. From 1979-1992 he served as President and CEO (1987-1992) of King Broadcasting Company, Inc. and as Vice President-Finance (1979-1987). Mr. Clifford serves on the Board of Directors of Harbor Properties Inc., King FM, and Mosaica Education, Inc.

PATRICK W.E. HODGSON (AGE 61) - DIRECTOR SINCE 1992, CHAIRMAN SINCE 1993

Mr. Hodgson has served as President of Cinnamon Investments, Ltd. (real estate and other investments) since 1981. From 1964 to 1989 he was also president of London Machinery Co. Ltd., a manufacturer of concrete and road machinery. Mr. Hodgson serves as a member of the Board of Directors of M&T Bank Corporation, and First Carolina Investors, Inc.

JOSEPH D. LEHRER (AGE 53) - DIRECTOR SINCE 1992

Mr. Lehrer has been a stockholder and officer of Greensfelder, Hemker & Gale, P.C. and a partner of its previous partnership (law firm) since 1980. He has specialized in a corporate finance and mergers and acquisition practice involving public and private corporations. Mr. Lehrer is an Adjunct Professor of Law at Washington University School of Law in St. Louis, Missouri. Mr. Lehrer serves as a director of several privately-held corporations.

PHILIP N. ROBINSON (AGE 65) - DIRECTOR SINCE 1992

Mr. Robinson is currently a Vice-President with A.G. Edwards & Sons, Inc. (brokerage). From 1992 to 2002, Mr. Robinson was Sr. Vice-President of Wells Fargo Van Kasper (brokerage). From 1981 to 1987 and from 1988 to May 1992 Mr. Robinson was a Senior Vice President with Seidler Amdec Securities. Mr. Robinson was a Vice-President with Froley Revy & Co. from 1987 to 1988.

JOHN D. WEIL (AGE 61) - DIRECTOR SINCE 1993

Since 1973, Mr. Weil has been the President of Clayton Management Co., a private investment management company. Mr. Weil is a member of the board of directors of Oglebay Norton Company, Pico Holdings, Inc., Allied Healthcare Products, Inc., and Baldwin & Lyons, Inc.

STEPHEN G. WELCH (AGE 45) – OFFICER SINCE 1994; DIRECTOR SINCE 1998

Mr. Welch joined the Company in March 1994 as Vice President of the Company and Chief Operating Officer of TSI Management, Inc., a wholly owned subsidiary of the Company. Mr. Welch was elected Chief Executive Officer of Elettra Broadcasting, Inc., another wholly owned subsidiary of the Company in May 1995. Mr. Welch was appointed Acting Chief Financial Officer in March 1995 and served in that capacity until July 1995. Mr. Welch was again appointed Acting Chief Financial Officer and Treasurer in September 1996 and served in that capacity until his appointment to Chief Financial Officer and Treasurer in June 1997. In September 1997, Mr. Welch was elected to the positions of Chief Executive Officer and President of the Company, and Chairman and Chief Executive Officer of Todd Pacific Shipyards Corporation, the Company's wholly owned subsidiary ("Todd Pacific"). In September 1998, Mr. Welch was elected to Board of Directors of Todd Shipyards Corporation.

MEETINGS AND COMMITTEES OF THE BOARD

The Board of Directors held four (4) meetings during the Company's 2002 fiscal year. Attendance at Board and committee meetings averaged 100 percent. Each of the Directors attended 100 percent of the meetings of the Board and the committees on which they served. The Board of Directors has established the following standing committees:

Executive	Audit	Compensation
Patrick W.E. Hodgson (Chairman)	Joseph D. Lehrer (Chairman)	John D. Weil (Chairman)
Brent D. Baird	Brent D. Baird	Steven A. Clifford
John D. Weil	Philip N. Robinson	

Executive Committee. During intervals between meetings of the Board of Directors, the Executive Committee exercises all the powers of the Board (except those powers specifically reserved by Delaware law to the full Board of Directors) in the management and direction of the Company's business and conduct of the Company's affairs in all cases in which specific directions have not been given by the Board. The Executive Committee did not meet during the Company's 2002 fiscal year.

Audit Committee. The principal responsibilities of the Audit Committee are to recommend an accounting firm to conduct an annual audit of the Company's consolidated financial statements and to review with such firm the plan, scope and results of such audit, and the fees for the services performed. The Audit Committee is composed exclusively of directors who are not salaried employees of the Company and who are, in the opinion of the Board of Directors, free from any relationship which would interfere with the exercise of independent judgment as a Committee member. The Audit Committee meets in full subsequent to fiscal year end to review the year end results with management and the Company's independent auditors, ("Ernst & Young LLP"). On behalf of the Audit Committee, the Chairman of the Audit Committee ('Sub-Committee") meets with management and the Company's independent auditors to review the quarterly financial statements in accordance with the Company's Audit Committee Charter. The Audit Committee held one meeting during the Company's 2002 fiscal year and the Sub-Committee held three meetings during the Company's 2002 fiscal year.

Compensation Committee. The principal responsibilities of the Compensation Committee are to establish and periodically review matters involving executive compensation; to recommend changes in employee benefit programs; and to provide counsel on key personnel selection, effective succession planning and development programs for all corporate officers. The Compensation Committee held one (1) meeting during fiscal year 2002.

Fees for Board and Committee Service

Directors who are compensated as full-time employees of the Company receive no additional compensation for service on the Board of Directors or its committees. Each Director who is not a full-time employee of the Company is paid $12,000 per annum. Directors also receive an attendance fee of $1,000 for each meeting and are reimbursed expenses for attendance at Board and committee meetings.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires directors, certain officers and greater-than-10% shareholders ("Reporting Persons") of all publicly-held companies to file certain reports ("Section 16 Reports") with respect to beneficial ownership of such companies' equity securities. Based solely on its review of the Section 16 Reports furnished to the Company by its Reporting Persons and, where applicable, any written representation by them that no Form 5 was required, all Section 16(a) filing requirements applicable to the Company's Reporting Persons during and with respect to fiscal year 2002 have been complied with on a timely basis.

EXECUTIVE OFFICERS

The following is a list of the Executive Officers of the Company:

Patrick W.E. Hodgson	Chairman of the Board
Stephen G. Welch	Chief Executive Officer and President
Scott H. Wiscomb	Chief Financial Officer and Treasurer
Michael G. Marsh	Secretary and General Counsel
Roland H. Webb	Chief Operating Officer and President (Todd Pacific Shipyards Corporation)

Biographical information with respect to executive officers who have been employed by the Company for less than five years is presented below.

Scott H. Wiscomb (age 56) - Officer since 1997

Mr. Wiscomb has been in his current position as Chief Financial Officer of the Company and Todd Pacific since November 1997. Prior to joining Todd, he served as a consultant and then as Chief Financial Officer of Alaska Diesel Electric, Inc., a Seattle-based manufacturer of marine propulsion engines and generators. From 1991 to 1995, Mr. Wiscomb was Vice President, Finance and Administration of ARCO Coal Australia, Inc., a Brisbane, Australia-based coal mining and marketing division of Atlantic Richfield Company.

EXECUTIVE COMPENSATION
CASH COMPENSATION

The following table sets forth all compensation awarded to, earned by, or paid to the Company's Chief Executive Officer and each of the Company's four most highly compensated executive officers whose compensation exceeded $100,000:

		Annual Compensation		Long Term Compensation	All Other Compensation
NAME AND PRINCIPAL POSITION	Year	Salary	Bonus	Stock Option Awards (Shares)	Other
Patrick W.E. Hodgson	2002	$100,000	$ -	-	$ 396
Chairman of the	2001	100,000	-	-	14,819 (1)
Board of Directors	2000	103,846	-	-	354
Todd Shipyards					
Michael G. Marsh	2002	141,269	57,600	-	160
Secretary and General	2001	138,596	55,600	95,000	34,919 (1)
Counsel	2000	134,712	40,500	-	122
Todd Shipyards and Todd Pacific					
Roland H. Webb	2002	173,000	103,800	-	280
President	2001	176,327	-	-	25,173 (1)
Todd Pacific	2000	182,981	86,500	-	325
Stephen G. Welch	2002	279,780	534,000 (2)	-	280
Chief Executive Officer	2001	272,500	200,000	240,000	50,872 (1)
Todd Shipyards and	2000	263,923	260,000	-	314
Todd Pacific					
Scott H. Wiscomb	2002	151,923	60,000	-	482
Chief Financial	2001	136,250	20,000	80,000	221
Officer and Treasurer	2000	128,192	52,000	10,000	301
Todd Shipyards and Todd Pacific					

(1) Includes certain one-time payments of accrued benefits available to eligible employees.
(2) Includes $250,000 employment contract renewal bonus agreed to in fiscal year 2001.

OPTION GRANTS IN LAST FISCAL YEAR
Individual Grants

No option grants were issued to any individuals during fiscal year 2002. All outstanding options represent grants under the Company's Incentive Stock Compensation Plan which was approved by the Company's stockholders.

The following table sets forth certain information regarding options exercised by the named executives during the fiscal year ended March 31, 2002, the total gain realized upon exercise, the number of stock options held at the end of the year, and the realizable gain of the stock options that are in-the-money. The value realized on exercise is determined by calculating the difference between the price of the Company's Common Stock and the exercise price of the options at the date of exercise, multiplied by the number of shares exercised. In-the-money stock options are stock options with exercise prices that are below the year-end stock price because the stock value increased from the grant value.

	Shares Acquired on Exercise	Value Realized on Exercise (1)	Total Number of Unexercised Options at Fiscal year-end (#) (1)	Value of Unexercised In-The-Money Options at Fiscal year-end($) (1)(2)
			Exercisable/ Unexercisable	Exercisable/ Unexercisable
P. Hodgson	30,000	$ 168,000	90,000	$ 559,000
			0	0
M. Marsh	10,000	38,750	41,667	150,356
			53,333	213,332
R. Webb	60,000	170,125	0	0
			0	0
S. Welch	0	0	86,667	372,668
			153,333	659,332
S. Wiscomb (3)	16,666	62,701	26,667	106,668
			56,667	234,920

(1) The Company has no granted or outstanding Stock Appreciation Rights.
(2) The Value of Unexercised In-the-Money Options is based upon the closing price of the Company's Common Stock on the New York Stock Exchange on March 31, 2002 of $10.85 per share.
(3) Mr. Wiscomb exercised 3,334 shares subsequent to fiscal year 2002 on June 25, 2002 realizing value of $28,422.

The Company did not have any Restricted Stock Awards or Long-Term Incentive Payouts either granted or outstanding in fiscal year 2002. As a result of the foregoing, the Company has not included such information in the above presented tables since disclosure is not applicable.

TODD SHIPYARDS CORPORATION RETIREMENT SYSTEM

The Todd Shipyards Corporation Retirement System as amended as of July 1, 1991 (the "Retirement Plan") is a pension plan originally established by the Company on August 1, 1940 to provide lifetime retirement benefits to eligible employees. The Retirement Plan is a qualified defined benefit plan under the Employee Retirement Income Security Act and covers all administrative (non-represented) employees of the Company who have completed six months of continuous service (as defined). The Retirement Plan is administered by a committee (the "Retirement Board") of not less than three persons appointed by the Board of Directors. On June 30, 1993 the Board of Directors approved an amendment to the Retirement Plan to freeze membership in the Retirement Plan, declining membership to any persons hired after July 1, 1993. However, in fiscal year 2001, the Board of Directors authorized the reopening of the Retirement System to current employees previously not eligible and to new employees hired after June 30, 2000. Accordingly, Messrs. Hodgson, Welch, Webb and Wiscomb currently participate in the Retirement System, as does Mr. Marsh.

A participant is generally eligible for a benefit under the Retirement Plan on his or her normal retirement date, which is age 65. The normal annual retirement allowance payable upon retirement is equal to 1 3/4% of the participant's average final compensation (as defined) multiplied by his years of credited service (as defined), reduced by the lesser of (i) 1/2% of the employee's covered compensation (as defined) for each year of credited service not in excess of 35 years or (ii) 50% of the benefit that would be provided if the benefit were limited to the employer-provided portion based on the employee's covered compensation and had been determined without regard to the reduction.

Benefits under the Retirement Plan are normally paid in an annuity form beginning at age 65, with reductions for commencement of benefits prior to age 65. Participants demonstrating good health can elect a lump sum form of payment.

PENSION PLAN TABLE

	Years of Service				
Average Final Compensation	15	20	25	30	35
$100,000	$23,618	$31,490	$39,363	$47,235	$55,108
150,000	36,743	48,990	61,238	73,485	85,733
200,000	49,868	66,490	83,113	99,735	116,358

Compensation covered by the Retirement Plan includes salary and any cash bonuses as indicated in the Cash Compensation Table above. The preceding Pension Plan Table indicates the annual pension benefits payable as a straight life annuity upon retirement for individuals with specified compensation levels and years of service. The benefits reflect an estimated deduction for the offset described above. The estimated credited years of service for Messrs. Hodgson, Marsh, Welch, Webb and Wiscomb at age 65 is 6 years, 37 years, 22 years, 16 years and 11 years, respectively.

TODD SHIPYARDS CORPORATION SAVINGS INVESTMENT PLAN

The Todd Shipyards Corporation Savings Investment Plan as amended and restated as of April 1, 1989 (the "Savings Plan") is a profit sharing plan originally established on July 1, 1984 to provide retirement benefits to participating employees. The Savings Plan is intended to comply with Section 401(k) of the Internal Revenue Code of 1986, as amended, and the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

The Savings Plan covers all full-time employees of the Company with at least six months of service. Under the Savings Plan, a participant may elect to make before-tax contributions by reducing eligible compensation (as defined) to an amount equal to a percentage of such compensation from 1% up to and including 25%. Prior to March 31, 1989, participants were permitted to make after-tax contributions to the Savings Plan; however, no such contributions have been permitted since such date although such accounts continue to be credited with investment earnings and losses. Each participant may direct the committee which administers the Savings Plan to invest his or her before-tax contributions among the available investment subfunds which include, at present, a range of domestic and foreign equity and bond funds.

Under the terms of the Savings Plan, the Company contributes an amount up to 2.4% of each participant's annual salary depending on the participant's Savings Plan contributions. In fiscal year 2002, the Company contributed approximately $126,000 to the Savings Plan.

Each participant has a 100% vested, nonforfeitable right to all before-tax contributions. Each participant has a vested, nonforfeitable right to any employer matching contributions made to his or her account based on a two year cliff-vesting schedule.

For employees hired on or after March 31, 1989, benefits under the Savings Plan are payable only in the form of a lump sum payment payable upon request at any time after termination of employment. Employees hired before March 31, 1989 will be paid in the form of annuities unless they elect a lump sum form of payment.

Employment Arrangements

On February 7, 2001, the Company renewed and extended its employment of Stephen G. Welch as President and Chief Executive Officer of the Company for a three year term expiring on February 6, 2004. The terms of the renewal include significant cash and equity incentives intended to retain Mr. Welch's services. In addition to base compensation of $275,000 per year, the compensation and incentive arrangements for Mr. Welch include:

Cash bonuses aggregating $750,000 of which $200,000 was paid upon execution of the agreement; $250,000 was paid on February 7, 2002 and $300,000 of which will vest and be payable on February 7, 2003. The vesting of such bonuses is subject to acceleration in the event of a change of control (as defined) of the Company or in certain other events. The non-vested portion of the bonuses are held in a so-called "Rabbi trust" pending distribution such that although these assets remain subject to claims by the Company's creditors they are beyond control of Todd's management or directors.

Options to purchase up to an aggregate of 240,000 shares of the Company's Common Stock at a price of $6.55 per share, expiring on February 6, 2011. Such options vest and become exercisable as to 80,000 shares on February 7, 2002, and as to the remaining 160,000 shares in equal monthly installments over the then succeeding two years. The vesting of such options will accelerate in the event a change of control of the Company. Generally such options are non-transferable and exercisable solely by Mr. Welch while employed by the Company.

In connection with the foregoing options, the Company has also granted Mr. Welch certain limited rights to require the Company to repurchase shares acquired upon exercise of the options at a price of $8.00 per share. These "put" rights expire on February 6, 2006, if not theretofore exercised and may be exercised, in whole or in part, only one time. The put rights are applicable solely to shares acquired pursuant to vested option rights under the options granted to Mr. Welch on February 7, 2001, and will expire prior to February 6, 2006 in the event the Company terminates his employment prior to that date.

Executive Officer Loan Arrangements

During fiscal year 2000 Messrs. Welch and Marsh entered into loan agreements in the amounts of $337,500 and $45,000 respectively with the Company to facilitate their execution of expiring options under the Company's Incentive Stock Compensation Plan ("Stock Plan"). The loans were made in accordance with the terms and conditions of the Stock Plan. The terms of each loan provided for interest to be paid to the Company at the rate of 5.42% per annum and for the loan to be fully paid by both executives within two years of its September 28, 1999 execution date. Complete copies of both loan agreements and accompanying promissory notes have been filed with the Company's fiscal year 2000 Form 10-K Annual Report. Messrs. Welch and Marsh repaid these loans in full in August 2001. At July 1, 2002, there are no outstanding loans to any employee of the Company.

ADDITIONAL INFORMATION WITH RESPECT TO COMPENSATION INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

None of the members of the Company's Compensation Committee (i) were, during the fiscal year, an officer or employee of the Company; (ii) were formerly an officer or employee of the Company; or, (iii) had any relationship requiring disclosure by the Company as Certain Relationships and Related Transactions.

None of the executive officers of the Company served as a member of a compensation committee of any entity whose executive officers or directors served on the Compensation Committee of the Company.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee (the "Committee") of the Board of Directors establishes the general compensation policies of the Company, administers the Company's Incentive Stock Compensation Plan and establishes the cash compensation of executive officers. The Committee is currently composed of two independent, non-employee directors who have no interlocking relationships as defined by the SEC.

During fiscal year 2001, the Committee performed a review of the compensation plan of the Chief Executive Officer, Stephen G. Welch. The Committee, with final Board of Directors approval, renewed Mr. Welch's employment contract in February 2001 (details set forth above).

The Committee believes that executive officer compensation, including that of the Chief Executive Officer should be heavily influenced by Company performance and achievement of goals. Annually, the Committee establishes each executive officer's cash and incentive compensation based on the Board of Directors' evaluation of the Chief Executive Officer, and the evaluation by the Board of Directors and Chief Executive Officer of the other executive officers, including in such evaluation their past performance and relative impact on the success of the Company and the achievement of its goals.

The Committee has developed a compensation strategy for the Company's executive officers which provides incentives for (i) short and long-term strategic management, (ii) enhancement of stockholder value, (iii) improving the Company's annual and long-term performance, (iv) individual performance, and (v) other criteria designed to further align the interests of the Company's officers with those of its stockholders. The Committee and the Board of Directors believe that management's ownership of an equity interest in the Company is an incentive in building shareholder value and aligning the long term interests of management and stockholders. The Board of Directors did not grant any new stock options during fiscal year 2002.

Steven A. Clifford
John D. Weil

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee (the "Committee") oversees the Company's financial reporting process on behalf of the Board of Directors. The full text of the Audit Committee Charter is as an Appendix to this proxy statement. Management has the primary responsibility for the consolidated financial statements and the reporting process including the system of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited consolidated financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the consolidated financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited consolidated financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of nonaudit services with the auditors' independence.

The Committee discussed with the Company's independent auditors the overall scope and plans for their respective audits. The Committee meets with the independent auditors and management to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee held one (1) meeting during fiscal year 2002. A sub-committee of the Audit Committee met three (3) times during fiscal year 2002 for the specific purposes of reviewing the quarterly 10-Q filings.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended March 31, 2002 for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to stockholder approval, the selection of the Company's independent auditors.

Joseph D. Lehrer, Audit Committee Chair
Brent D. Baird, Audit Committee Member
Philip N. Robinson, Audit Committee Member

PERFORMANCE GRAPH

The following graph compares the Company's Common Stock performance (Company-Index) to that of the Dow Jones Industrial Average (DOW-Index) and the Dow Jones Transportation Equipment Average (DJTE-Index). The Dow Jones Industrial Average and the Dow Jones Transportation Equipment Average assume the reinvestment of dividends. No such assumption was used in computing the Company Index as the Company has not paid any dividends for the last five years and therefore the values presented represent only the stock prices.



Five Year Performance Graph
250
200
150
100
50
0
3/30/97
3/29/98
3/28/99
4/2/00
4/1/01
3/31/02
Company-Index
DJTE-Index
DOW-Index

The following table outlines the points used in the performance graph. Company = Todd Shipyards Corporation; DJTE = Dow Jones Industrial Average-Transportation Equipment; DOW = Dow Jones Industrial Average.

Dates	Company Index	DJTE Index	DOW Index
March 30, 1997	100.00	100.00	100.00
March 29, 1998	104.55	147.52	147.65
March 28, 1999	72.73	111.59	169.35
April 2, 2000	140.91	119.32	207.86
April 1, 2001	127.27	104.42	158.28
March 31, 2002	197.27	162.44	160.34

The information presented in the performance graph indicates that $100 invested in the Company's Common Stock on March 30, 1997 would be worth $197.27 on March 31, 2002 which represents a compounded rate of return of approximately 14.6%. The same amount hypothetically invested in the Dow Jones Transportation Equipment and Dow Jones Industrial Averages would be worth $162.44 and $160.34, respectively, which represent a compounded rate of return of approximately 10.2% and 9.9%, respectively.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF THE INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors, after consideration of the recommendation of the Audit Committee, appointed Ernst & Young LLP to serve as independent public accountants for the fiscal year ending March 30, 2003 and at the Meeting, the Board will recommend that stockholders ratify such appointment. Representatives of Ernst & Young LLP are expected to be present at the Meeting with the opportunity to make a statement if they so desire and be available at that time to respond to appropriate questions. Amounts paid to Ernst & Young during the past fiscal year include annual audit fees of $168,000, other audit related fees of $25,000, non-audit related fees of $200,000 and information system consulting fees of $0. Non-audit related fees include charges for review of the Dutch Auction tender offer materials and various federal and state tax matters.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR 2003

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to shares of the Common Stock which are held by (i) persons known to the Company to be the beneficial owners of more than 5% of said stock, (ii) each current Director, (iii) each Nominee, (iv) all current executive officers and Directors as a group, and (v) all Nominees as a group. For purposes of this proxy statement, beneficial ownership of securities is defined in accordance with the rules of the SEC and more generally as the power to vote or dispose of securities regardless of any economic interest therein. Unless otherwise indicated, the stockholders have sole voting and investment power with respect to the shares indicated. All information set forth on the following table is as of March 31, 2002, except as otherwise noted, and is taken from or based upon ownership filings made by such persons with the SEC or upon information provided by such persons to the Company.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Brent D. Baird 1350 One M&T Plaza Buffalo, NY 14203	344,600 (3)	6.5%
Steven A. Clifford	8,000	---
Patrick W.E. Hodgson	120,000 (4)	2.2%
Joseph D. Lehrer	2,000	---
Philip N. Robinson	45,500 (5)	1.0%
John D. Weil 200 North Broadway, Ste. 825 St. Louis, MO 63102-2573	474,300 (6)	9.0%
Stephen G. Welch	130,511 (7)	2.4%
Royce & Associates 1414 Avenue of the Americas New York, NY 10019	384,350	7.3%
Dimension Fund Advisors, Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	347,350	6.6%
All Current Directors, Nominees, and Executive Officers as a Group (10 persons)	1,193,245 (8)	21.4%
All Nominees as a Group (7 persons)	1,124,911 (9)	20.5%

(1) All beneficial ownership is sole and direct unless otherwise noted.

(2) No percent of class is given for holdings less than one percent of the outstanding Common Stock.

(3) Brent Baird owns directly 39,700 shares, including 7,000 shares held in self-directed pension and retirement plans for his benefit. Mr. Baird may be deemed to have indirect ownership of 20,000 shares held by his wife. The figure in the table also includes shares held by persons and organizations who may be deemed to be Mr. Baird's associates, as defined in Rule 14a-1(a) under the Securities Exchange Act of 1934, as amended. Mr. Baird may be deemed to have shared voting power and/or dispositive power over such shares. However, Mr. Baird disclaims shared voting power, shared dispositive power and/or beneficial ownership of all such shares.

(4) Includes 30,000 shares directly owned by Mr. Hodgson and options for 90,000 shares granted to Mr. Hodgson and currently exercisable.

(5) Philip N. Robinson owns directly 8,500 shares. The figure in the table includes shares held by persons and organizations who may be deemed to be Mr. Robinson's associates, as defined in Rule 14a-1(a) under the Securities Exchange Act of 1934, as amended. Individual members and organizations in the Robinson Family beneficially own shares of stock as follows: Robinson Investment, a general partnership of Mr. Robinson's four children, directly beneficially owns 37,000 shares. Mr. Robinson may be deemed to share voting and investment power over all such shares, and therefore may be deemed to have beneficial

ownership of an aggregate of 45,500 shares; Mr. Robinson disclaims beneficial ownership of all such shares.

(6) John D. Weil may be deemed to have sole voting and dispositive power with respect to 442,300 shares which include 430,300 shares held by a family partnership of which Clayton Management Co. is the general partner. Mr. Weil is the President and sole shareholder of Clayton Management Co. The remaining 32,000 shares represent shares held by persons and organizations who may be deemed to be Mr. Weil's associates, as defined in Rule 14a-1(a) under the Securities Exchange Act of 1934, as amended, and Mr. Weil may be deemed to have indirect shared beneficial ownership with respect to such shares.

(7) Includes 10,511 shares held through the Savings Plan and 120,000 shares subject to options exercisable at July 1, 2002 (or becoming exercisable within 60 days thereafter).

(8) Includes an aggregate of 275,000 shares subject to options exercisable at July 1, 2002 (or becoming exercisable within 60 days thereafter) and an aggregate of 10,511 shares held through the Savings Plan.

(9) Includes an aggregate of 210,000 shares subject to options exercisable at July 1, 2002 (or becoming exercisable within 60 days thereafter) and an aggregate of 10,511 shares held through the Savings Plan.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

The Company has retained the law firm of Greensfelder, Hemker & Gale, P.C., of which Mr. Lehrer is a stockholder and officer, relating to various matters.

Messrs. Hodgson and Baird are members of the Board of Directors of M&T Bank Corporation whose wholly owned subsidiary, M&T Bank, serves as the Company's principal depository. The Company pays to M&T Bank usual and customary fees for its banking services.

Mr. Robinson was Vice President of Wells Fargo Van Kasper who had served as broker in certain purchases by the Company of its Common Shares on the open market. For its services, Wells Fargo Van Kasper received the usual and customary commissions for like or similar transactions.

VOTING AND SOLICITATION OF PROXIES

Only holders of record of the Common Stock at the close of business on July 22, 2002 (the "Record Date") will be entitled to notice of and to vote at the Meeting. As of the date of filing this proxy statement, there were 5,286,556 outstanding shares of Common Stock.

Each stockholder is entitled to one vote for each share held of record on that date on all matters which may come before the Meeting. The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock entitled to vote at the Meeting is necessary to constitute a quorum for the conduct of business at the Meeting. At the Meeting, Directors of the Company will be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of Directors. Thus, the candidates, up to the number of Directors to be elected, receiving the highest number of votes will be elected. The election of the nominees for Director and the ratification of the appointment of independent public accountants will require the affirmative vote of the holders of a majority of the Common Stock present at the meeting in person or represented by proxy and entitled to vote thereon.

Any proxy given pursuant to this solicitation is revocable by the communication of such revocation in writing to the Secretary of the Company at any time prior to the exercise thereof, and any person executing a proxy who attends the Meeting may vote in person by ballot instead of by proxy, thereby revoking any previously executed proxy. All shares represented by properly executed proxies will, unless such proxies have been previously revoked, be voted at the Meeting in accordance with the directions on the proxies. If no direction is indicated, the shares will be voted in favor of the nominees for the Board of Directors listed in this proxy statement (Proposal No. 1) and in favor of the ratification of the appointment of Ernst & Young LLP as independent public accountants (Proposal No. 2). The persons named in the proxies will have discretionary authority to vote all proxies with respect to additional matters that are properly presented for action at the Meeting.

The Company will bear the entire cost of preparing, assembling, printing and mailing this proxy statement and the enclosed form of proxy or voting instruction form (as the case may be), and of soliciting proxies. The Company will request banks and brokers to solicit their customers who beneficially own shares listed of record in names of nominees, and will reimburse those banks and brokers for their reasonable out-of-pocket expenses in connection with such solicitation. The initial solicitation of proxies by mail may be supplemented by telephone, telegram and in-person solicitation by Directors, nominees for Director, officers and other regular employees of the Company, but no additional compensation will be paid to such individuals.

The Company has retained W.F. Doring and Company to solicit proxies from individuals, brokers, bank nominees and other institutional holders. W.F. Doring and Company will be paid fees of approximately $2,000, and will be reimbursed for their reasonable expenses in connection with this solicitation.

Except as described in this proxy statement, to the best of the Company's knowledge, no person who has been a Director or executive officer of the Company since the beginning of its last fiscal year, no Nominee, nor any associate of the foregoing, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon, other than elections to office.

Individuals, brokers, banks and other institutional holders should direct questions concerning this solicitation or the procedure to be followed to execute and deliver a proxy to W.F. Doring and Company at (201) 420-6262.

STOCKHOLDER NOMINATIONS

Nominations of persons for election to the Board of Directors of the Company may be made at a meeting of stockholders by any stockholder of the Company entitled to vote for the election of directors at such meeting who complies with the following procedures. Nominations to be made by a stockholder shall be made pursuant to a written notice received by the Secretary of the Company not less than 90 days prior to such meeting. Such stockholder's notice to the Secretary must set forth (a) the name, age and address, as they appear on the Company's books, of the stockholder who intends to make the nomination, (b) the name, age, occupation, business and residence addresses, if known, and the principal occupation of each person whom the stockholder intends to nominate, (c) a representation that the stockholder is a holder of record of the Company's stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (d) a description of all arrangements and understandings between the stockholder and each person the stockholder intends to nominate and each other person or persons if any (naming such person or persons and stating the beneficial ownership of securities of the Company or each such person), (e) such additional information with respect to each nominee proposed by the stockholder as would have been required to be included in a proxy statement pursuant to the then effective proxy rules of the SEC had each such proposed nominee been nominated by the Board of Directors of the Company, and (f) a consent to be nominated and to serve as a director, if elected, signed by each such proposed nominee.

STOCKHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Stockholders desiring to exercise their rights under the SEC's proxy rules to submit proposals for consideration by the stockholders at the 2003 Annual Meeting are advised that their proposals must be received by the Company no later than March 30, 2003 in order to be eligible for inclusion in the Company's proxy statement and form of proxy relating to that meeting.

ANNUAL REPORT TO STOCKHOLDERS

The 2002 Annual Report of the Company, which includes financial statements for the fiscal period ended March 31, 2002 is being mailed to the stockholders with this proxy statement. The Annual Report is not to be considered part of the soliciting material.

OTHER MATTERS

The Board of Directors is not aware of any business to be presented at the Meeting except the matters set forth in the Notice of Annual Meeting and described in this proxy statement. If any other matters properly come before the Meeting, the persons designated as agents in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

COPIES OF THE COMPANY'S REPORT ON FORM 10-K TO THE SEC CAN BE OBTAINED WITHOUT CHARGE BY STOCKHOLDERS (INCLUDING BENEFICIAL OWNERS OF THE COMPANY'S COMMON STOCK).

SHAREHOLDER RELATIONS DEPARTMENT
TODD SHIPYARDS CORPORATION
1801-16TH AVENUE SW
SEATTLE, WASHINGTON 98134

Michael G. Marsh
Secretary and General Counsel

July 19, 2002

APPENDIX

CHARTER OF THE AUDIT COMMITTEE

The Audit Committee of Todd Shipyards Corporation is a standing committee of the Board of Directors of the corporation established by action of the Board permitted under the By-Laws of the corporation and the Delaware General Corporation Law. The primary objective and role of the Audit Committee is to assist the Board in fulfilling the Board's responsibilities by reviewing (i) the financial information provided by the corporation to shareholders and others, (ii) the accounting practices and principles followed by the corporation, and (iii) the process by which financial information is generated and audited. It is intended that such review shall address the appropriateness and quality of the corporation's financial reporting as well as its adequacy and accuracy.

This Charter has been adopted by the Members of the Audit Committee and confirmed by the Board of Directors of the corporation. No amendment to the Charter or action of the Board of Directors which would limit or restrict the duties, responsibilities, powers and rights of the Audit Committee or which would alter the qualifications for membership on the Audit Committee shall be effective without the consent of a majority of the members of the Audit Committee.

The Audit Committee shall consist of at least three members of the Board of Directors appointed annually by the full Board of Directors following its first meeting subsequent to its election at the Annual Meeting of Shareholders of the corporation. Each person appointed to membership on the Audit Committee shall be independent of management of the corporation in accordance with criteria established by the principal market for the corporation's Common Stock. Each person appointed to membership on the Audit Committee shall be financially literate and at least one member shall have accounting or related financial management expertise. The Audit Committee may select from its members a Chairman.

The Audit Committee shall exercise an oversight function with respect to the corporation's preparation and dissemination of financial information and shall report on such topics to the Board of Directors. This review function to be performed by the Audit Committee is not intended to relieve the corporation's financial management executives from responsibility for maintaining and presenting financial information nor to relieve the independent auditors engaged by the corporation from their responsibilities. The goal of the Audit Committee's activities is to maintain free and open means of communications among the corporation's directors, independent auditors, and internal financial management and accounting staffs as a means of achieving full and fair financial disclosure.

Although it is expected that the Audit Committee will adopt flexible policies and procedures in order to address changing conditions and concerns, it is expected that the following tasks will be performed by the Audit Committee on a recurring basis:

- The Audit Committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the Board and the Audit Committee, as representatives of the Company's shareholders. The Audit Committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, replace the independent auditors. The Audit Committee shall discuss with the auditors their independence from management and the Company and the matters included in the written disclosures required by the Independence Standards Board. Annually, the Audit Committee shall review and recommend to the board the selection of the Company's independent auditors.

- The Audit Committee shall discuss with management and the independent auditors the overall scope and plans for the audit including the adequacy of staffing and compensation. The Audit Committee shall discuss with management and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system for monitoring and managing business risk, and legal and ethical compliance programs. The Audit Committee shall meet separately with the independent auditors and with internal accounting personnel, with and without management present, to discuss the results of their examinations.

- The Audit Committee shall review the interim financial statements with management and the independent auditors prior to the filing of the Company's Quarterly Report on Form 10-Q. The Audit Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The chairman of the Audit Committee may represent the entire Committee for the purposes of such reviews.

- The Audit Committee shall review with management and the independent auditors the financial statements to be included in the Company's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including their judgment about the quality, not just the acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. The Audit Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

TODD SHIPYARDS CORPORATION

2002 ANNUAL REPORT

TODD SHIPYARDS CORPORATION
SUMMARY ANNUAL REPORT FOR 2002

General Overview

Todd Shipyards Corporation (the "Company") was organized in 1916 and has operated a shipyard in Seattle, Washington (the "Shipyard") since incorporation. The Company operates the Shipyard through its wholly owned subsidiary Todd Pacific Shipyards Corporation ("Todd Pacific"). Todd Pacific, historically, has been engaged in the repair/overhaul, conversion and construction of commercial and military ships and vessels.

Throughout much of the Company's history, a substantial portion of its revenues and profits were attributable to long-term United States Government ("Government") contracts. However, in the late 1980's a significant decline in the annual shipbuilding budgets of the Department of the Navy (the "Navy") greatly reduced the Company's bidding opportunities for long-term Government contracts.

To offset the downturn in long-term Government contract opportunities, the Company entered into a major new construction project beginning in fiscal year 1995. During that year the Company contracted with the Washington State Ferry System ("Ferry System") to build three Jumbo Mark II Class ferries. This contract represented the Company's first new construction effort in 10 years. As the Company neared completion of the Mark II Ferry project in fiscal year 1999, it began a second new construction project with the construction of a floating electrical power plant (the "Margarita II"). The Margarita II was completed in fiscal year 2000.

With the completion of the Jumbo Mark II and Margarita II contracts in fiscal years 1999 and 2000, respectively, the Company shifted its main business focus to repair, maintenance and conversion business opportunities. This strategy resulted in the award of two major five year cost-type contracts for continuous maintenance work on three Navy aircraft carriers and six Navy surface combatant class vessels stationed in the Puget Sound area.

The work performed on the Navy aircraft carriers is referred to as the Planned Incremental Availability ("PIA") contract and has a notional value of approximately $100 million. Work on this contract began during the first quarter of fiscal year 2000. The work performed on the Navy surface combatant vessels is referred to as the Combatant Maintenance Team ("CMT") contract and has a notional value between $60 to $75 million. Work on this contract began in the second quarter of fiscal year 2001.

In addition to these two long-term multi-ship contracts, the Company completed negotiations with the Navy during the first quarter of fiscal year 2002 for the renewal of the existing Auxiliary Oiler Explosive ("AOE") contract on a sole source basis for an additional six years. This new contract represents the fourth consecutive, multi-year contract that the Company has been awarded by the Navy on the AOE class vessels. The notional value of this contract is expected to be approximately $180 million over a six-year period if all options are exercised. The three previous contracts, which were each five years in duration, were all awarded on a competitive basis. This cost type contract provides for phased maintenance repairs to four Navy AOE class supply ships stationed in the Puget Sound area.

In addition to the above mentioned contracts, the Company engages in commercial repair, overhaul and conversion work on other Navy vessels, U.S. Coast Guard vessels, ferries, container vessels, tankers, fishing vessels, cruise ships, barges, and tug supply vessels.

Management believes that the Company is well positioned to continue performing a substantial amount of the maintenance and repair work on commercial and Federal Government vessels engaged in various seagoing trade activities in the Pacific Northwest. This position should enable the Company to successfully pursue repair, maintenance, and conversion work for other vessel fleets operating on Puget Sound (near Seattle) and the Pacific Coast. These fleets include the U.S. Navy, the U.S. Coast Guard, the Washington State Ferry System, the Alaska Marine Highway System, other government owned vessels, passenger cruise ships, American-flagged cargo carriers, fishing fleets, tankers, and tug and barge operators. While the Company may selectively pursue new construction opportunities in the future, its primary focus will remain on repair, maintenance and conversion activities.

Operations Overview

The Company's repair and overhaul work ranges from relatively minor repair to major overhauls and often involves the dry-docking of the vessel under repair. During the past decade, repair and overhaul business opportunities available to domestic, private-sector shipyards, have been impacted by the downsizing and relocation of the active Navy fleet. The impact has had both positive and negative effects on domestic shipyards depending on their proximity to the affected Navy fleet operations. Also affecting private shipyards is the impact of stationing vessels at Navy home ports, the availability and scheduling of maintenance and overhauls, the location of marine accidents and conditions within the maritime industry as a whole.

Commercial repair and overhaul contracts are obtained by competitive bidding, awarded by negotiation or assigned by customers who have a preference for a specific shipyard. On jobs that are advertised for competitive bids, owners usually furnish specifications and plans which become the basis for an agreed upon contract. Repair and overhaul jobs are usually contracted on a fixed-price basis with additional work contracted on a negotiated-price basis.

The majority of the Company's Government ship repair and overhaul work is awarded on an option basis under one of the three cost-type contracts the Company has been awarded. These contracts provide for reimbursement of costs, to the extent allocable and allowable under applicable regulations, and payment of an incentive or award fee based on the Company's performance with respect to certain pre-established criteria. The Government regulates the methods by which overhead costs are allocated to Government contracts. The Company also performs repair and overhaul work for the Navy on a fixed price basis through a formal bidding process.

The Company's commercial and Government repair and overhaul contracts contain customer payment terms that are determined by mutual agreement. Typically, the Company is periodically reimbursed through progress payments based on the achievement of certain agreed to benchmarks less a specified level of retention. Some vessel owners contracting for repair, maintenance, or conversion work also require some form and amount of performance and payment bonding, particularly state agencies.

SELECTED FINANCIAL DATA

The following table summarizes certain selected consolidated financial data of the Company, which should be read in conjunction with the accompanying consolidated financial statements of the Company included in Item 8.

	Years Ended				
	3/31/02	*4/1/01*	*4/2/00*	*3/28/99*	*3/29/98*
Revenue	$ 121,945	$ 116,545 (2)	$ 123,851	$ 106,189 (6)	$ 109,537
Income from operations	6,902	11,950 (3)	5,610 (5)	10,222	3,197 (7)
Net income	7,018	16,727	8,132	17,394	8,103 (8)
Net income per share of common stock					
Basic EPS	1.05	1.74	0.83	1.76	0.82
Diluted EPS	1.03	1.73	0.82	1.75	0.82
Financial position:					
Working capital	37,379 (1)	60,873	65,339	55,009	44,400
Fixed assets	16,595	17,358	17,356	19,026	21,565
Total assets	133,680 (1)	164,900 (4)	139,209 (4)	136,514 (4)	124,295 (4)
Stockholders' equity	65,997 (1)	93,081	76,185	71,088	56,813

(1) As discussed in greater detail in Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company repurchased an aggregate of 4,136,124 shares of its common stock at a price of $8.25 per share through its tender offer ("Dutch Auction") that was completed as of July 31, 2001. The Company's working capital, total assets, and stockholders' equity declined approximately $34 million as a result of the share repurchases and related transactions.

(2) The Company's 2001 revenues were impacted favorably by an agreement reached with the U.S. Navy to share in certain environmental insurance costs. Under terms of the agreement, the Company was able to invoice and record revenue of $3.9 million during the fourth quarter of fiscal year 2001. The agreement also allows the Company to recognize an additional $1.7 million in fiscal years 2002, 2003 and 2004, respectively. In addition, the Company received a favorable arbitration award on the Margarita II, a floating electrical power plant that was completed in fiscal year 2000. The award allowed the Company to recognize $1.9 million of revenue in the fourth quarter of fiscal year 2001.

(3) During fiscal year 2001, the Company recorded a net insurance settlement of $2.1 million, which was partially offset by a $1.5 million environmental and other reserve charge, resulting in an increase to income from operations of $0.6 million.

(4) Total assets for fiscal years 1998 through 2001 have been reclassified to conform to the current year presentation change in insurance receivables.

(5) During fiscal year 2000, the Company recorded an additional $5.6 million operating charge for environmental and other reserves. This charge was partially offset by a $0.9 million insurance settlement the Company reached with one of its insurance carriers.

(6) The Company's 1999 revenues included $23.5 million arising from an increase in the contract price relating to the construction of three Jumbo Mark II Ferries, and an additional $1.2 million in revenue associated with tasks completed under the original contract that it had not been able to recognize previously. In fiscal 1997 and earlier years, the Company had recognized significant losses in connection with the contract involving the Jumbo Mark II Ferries.

(7) During fiscal year 1998, the Company reached agreement with an insurance company regarding that carrier's obligations for property damage occurring in previous fiscal years. This settlement contributed $6.1 million to operating income. This settlement was offset partially by an additional $0.5 million operating charge to environmental and other reserves.

(8) During fiscal year 1998, the Company received a federal income tax refund of $1.5 million, which contributed a similar amount to net income. In addition, the Company realized a $1.0 million gain on the sale of its broadcasting stations, operated by Elettra Broadcasting, Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operation

The Notes to Consolidated Financial Statements are an integral part of Management's Discussion and Analysis of Financial Condition and Results of Operations and should be read in conjunction herewith. The following discussion and analysis of financial condition and results of operations contains forward-looking statements, which involve risks and uncertainties. The Company's actual results in future periods may differ significantly from the results discussed in or anticipated by such forward looking statements. Certain factors, which may impact results for future periods are discussed below under the captions "Overview - Profitability," and "Environmental Matters." Readers should also consider the statements and factors discussed under the caption "Operations Overview" in Item 1 and the discussion of environmental matters and related bodily injury claims set forth in Item 3 of the this Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended March 31, 2002, together with the Notes to the Company's Consolidated Financial Statements for the fiscal year then ended.

Overview

During fiscal year 2002, the Company recorded revenue of $121.9 million, which represents an increase of $5.4 million, or approximately 5%, over fiscal year 2001 reported revenue of $116.5 million. This revenue increase is primarily attributable to an increase in commercial and government repair and overhaul activities of $7.7 million, offset by a decrease in new construction revenue of $2.3 million. Increases in repair and overhaul activities are primarily due to the scheduling by ship owners of commercial and government overhaul activities. Decreases in new construction revenue are caused by the absence of new construction activities being performed by the Company in fiscal year 2002 and reflect the Company's decision to focus on repair and overhaul opportunities.

Fiscal year 2001 revenue benefited from the impact of two significant events. First, the Company reached an agreement with the U.S. Navy in the fourth quarter of fiscal year 2001 to share in certain environmental insurance costs. Under terms of the agreement, the Company was able to invoice and record revenue of $3.9 million in fiscal year 2001. This amount was reduced to $1.7 million in fiscal year 2002. Second, the Company received a favorable arbitration award on the Margarita II, a new construction project that was completed in fiscal year 2000. The award allowed the Company to recognize $1.9 million of revenue in the fourth quarter of fiscal year 2001.

Repair and overhaul activities represented approximately 100% and 98% of fiscal year 2002 and fiscal year 2001 revenues, respectively. The high concentration of repair and overhaul activities during the past two fiscal years reflects the Company's business strategy of emphasizing repair and overhaul activities, while discontinuing the pursuit of new construction opportunities. This strategy has been a central component of the Company's business plan since the completion of the Margarita II in fiscal year 2000.

During fiscal year 2002 the Company recorded operating income of $6.9 million on revenue of $121.9 million, or approximately 6% of revenue. This represents a decrease in operating income of $5.0 million, or approximately 42% from fiscal year 2001 operating income reported of $12.0 million.

Operating income for fiscal year 2001 was impacted favorably by the agreement reached with the U.S. Navy to share in certain environmental insurance costs, as well as the arbitration award on the Margarita II. In addition to the favorable impact of these two items, the Company recorded a net insurance settlement of $2.1 million, which was partially offset by a $1.5 million environmental and other reserve charge, resulting in a net increase to operating income of $0.6 million for the fiscal year.

The Company also recognized a net gain of $2.2 million from the sale of available-for-sale securities, and $1.8 million in non-operating investment income during fiscal year 2002. These amounts in addition to the operating income reported, resulted in fiscal year 2002 income before income tax expense of $10.9 million.

Combatant Maintenance Team ("CMT") Contract

During the first quarter of fiscal year 2001, the Company was awarded, by the Department of the Navy on a sole source basis, a five year, cost-type contract for the repair and maintenance of six surface combatant class vessels (frigates and destroyers) stationed in the Puget Sound area. Although the Navy has not released a notional value of the maintenance work, the Company believes that the value may be approximately $60 million to $75 million if all options are exercised. Work on this contract is being performed primarily in the Company's Seattle shipyard.

Auxiliary Oiler Explosive ("AOE") Contract

During the first quarter of fiscal year 2002, the Company was awarded a six-year, sole source cost-type contract for phased maintenance repairs to four Department of Navy AOE class supply ships. This contract represents the fourth consecutive, multi-year contract that the Company has been awarded by the Navy on the AOE class vessels. The notional value of this new contract is expected to be approximately $180 million if all options are exercised. Work on this contract is being performed primarily in the Company's Seattle shipyard.

Planned Incremental Availability ("PIA")

During the fourth quarter of fiscal year 1999, the Department of the Navy awarded the Company a five-year cost-type contract for phased maintenance on three CVN class aircraft carriers. The notional value for this five-year contract is approximately $100 million if all options are exercised. Work on this contract is currently being performed at the Puget Sound Naval Shipyard, located in Bremerton, Washington.

Preservation Contract (the "MV Yakima")

During the second quarter of fiscal year 2000, the Company was awarded a $29 million overhaul contract to renovate the Washington State Ferry, MV Yakima. Work on this project commenced during the third quarter of fiscal year 2000 and called for the replacement or renovation of the majority of the vessel's interior structures, including the replacement of steel plating, passenger area furniture, galley, fixtures, windows, and the removal of hazardous materials.

During the fourth quarter of fiscal year 2001, the Company successfully completed and delivered the vessel to the Washington State Ferry System ahead of the contractually scheduled delivery date. The Company earned financial incentives for the early delivery of the vessel and these incentives were recognized in fiscal year 2001 contract revenue.

Power Barge Contract (the "Margarita II")

In the second quarter of fiscal year 1999, the Company commenced work on a floating electrical power plant, the Margarita II. During the first quarter of fiscal year 2000, the Margarita II was delivered to its owner. To maintain production schedule deadlines and perform customer directed change orders the Company experienced significant contract cost growth in both labor hours and material. However, at the time of vessel delivery, an agreement had not reached between the Company and the owner regarding the potential increase in the contract price to compensate for all of these changes.

In accordance with the terms of the contract, the Company and the vessel owner agreed to settle the remaining change orders through a formal arbitration process. Subsequent to the end of fiscal year 2001, the Company was awarded approximately $1.9 million, as well as interest and certain agreed expenses from the arbitration board. The Company recognized the award in fiscal year 2001.

Business Volume and Backlog

At March 31, 2002 the Company's backlog consists of approximately $46 million of repair, maintenance, and conversion work. This compares with backlogs of $30 million and $37 million at April 1, 2001 and April 2, 2000, respectively. The Company's current backlog is primarily attributable to firm repair, maintenance and conversion work scheduled for completion during fiscal year 2003.

Since work under the Company's three Navy phased maintenance contracts is at the option of the Navy, the Company cannot provide assurance as to the timing or level of work that may be performed under these contracts. Therefore, projected revenues from these contracts are not included in the Company's backlog until contract options are awarded.

Profitability

The Company's future profitability depends largely on the ability of the Shipyard to maintain an adequate volume of ship repair, overhaul and conversion business to augment its longer-term contracts. The variables affecting the Company's business volume include public support provided to competing Northwest shipyards, excess west coast and industry-wide shipyard capacity, foreign competition, governmental legislation and regulatory issues, activity levels of the U.S. Navy, competitors' pricing behavior, and Company labor efficiencies and work practices. Other factors that can contribute to future profitability include the amounts of annual expenditures needed to ensure continuing seviceability of the Company's owned and leased machinery and equipment.

The Company continues to respond aggressively to the increasingly competitive shipbuilding and repair industry. In addition to management's focus on the profitability of existing shipyard operations through reduced operating costs, improved production efficiencies and the pursuit of business volume, management continues to evaluate options for deployment of assets with a view to improving the Company's return on investment.

YEAR TO YEAR COMPARISONS

2002 Compared with 2001

Net income for fiscal year 2002 decreased by $9.7 million from fiscal year 2001 levels. This decrease was primarily attributable to the impact of the following four significant events:. 1) In fiscal year 2001, the Company reached a settlement with the U.S. Navy to share in certain environmental insurance costs, which resulted in the Company recognizing $3.9 million in revenue. The amount the Company was able to recognize in fiscal year 2002 under terms of this agreement decreased to $1.7 million. 2) In fiscal year 2001, the Company received an arbitration award on the Margarita II, which contributed approximately $2.3 million in revenue, interest income and reimbursed expenses. 3) In fiscal year 2002, the Company recognized $3.9 million in federal income tax expense while in fiscal year 2001 it recorded a federal income tax benefit of $0.2 million resulting from the elimination of its deferred tax asset valuation reserve. This change resulted in a $4.1 million increase in federal income tax expense in fiscal year 2002 when compared to fiscal year 2001. 4) In fiscal year 2002, the Company's pension income decreased $3.2 million when compared to fiscal year 2001 (see Note 7 of the Notes to Consolidated Financial Statements for more details). Net income for fiscal year 2002 was also influenced as a result of the following components:

Revenues

The Company recorded revenue of $121.9 million during fiscal year 2002, which represents an increase of $5.4 million, or approximately 5% over fiscal year 2001 revenue. All revenue recorded by the Company in fiscal year 2002 was attributable to repair and overhaul activities compared to $114.2 million in repair and overhaul revenue recorded in fiscal year 2001. This increase in repair and overhaul activities of $7.7 million was offset by a decrease in new construction revenue in fiscal year 2002 of $2.3 million. Increases in repair and overhaul activities are primarily due to the scheduling by ship owners of commercial and government overhaul activities. New construction revenue recorded in fiscal year 2001 was attributable to the Margarita II arbitration settlement. The absence of new construction revenue in fiscal year 2002 is due to the Company's primary business strategy of focusing on repair, maintenance and conversion activities.

Cost of Revenues

Cost of revenues for fiscal year 2002 increased by $7.4 million, or approximately 10% from fiscal year 2001. Cost of revenues as a percentage of revenues was 70% and 66% for fiscal years 2002 and 2001, respectively. The increase in cost of revenues as a percentage of revenue in fiscal year 2002 is primarily attributable to the $3.9 million in revenue the Company recognized on the agreement with the U.S. Navy to share in certain environmental insurance costs and the $1.9 million recognized on the Margarita II arbitration award in fiscal year 2001. Costs associated with these revenues were either incurred in prior years or are not categorized as cost of revenues, which effectively lowered the cost of revenues as a percentage of revenues in fiscal year 2001. If these amounts were excluded from revenue the resulting cost of revenues as a percentage of revised revenue would have been 70% in fiscal year 2001.

Administrative and Manufacturing Overhead

Administrative and manufacturing overhead increased $2.9 million, or approximately 11% from fiscal year 2001. This increase was attributable to increased production volumes during the fiscal year. As a percentage of revenue, administrative and manufacturing overhead was approximately 25% of revenue in fiscal year 2002. Administrative and manufacturing overhead as a percentage of revenue was 24% in fiscal year 2001, but would have been 25% if revenues were adjusted to exclude the favorable impacts to revenue that occurred that year.

Provision for Environmental Reserves and Other

During fiscal year 2002, the Company estimated that the expected remediation costs associated with the Company's operable units at the Harbor Island Superfund Site increased by approximately $3.2 million. This increase in environmental reserves was offset by a similar increase in the Company's insurance receivable. The recognition of these increases did not impact the Company's financial results or stockholders' equity.

Also, in fiscal year 2002, the Company received reimbursement from a certain Harbor Island potentially responsible party for certain past environmental costs incurred by the Company. This reimbursement in the amount of $0.5 million is reflected in Other insurance settlements in the financial results reported at March 31, 2002.

During fiscal year 2001, the Company provided $1.5 million in additional environmental and other reserves. The reserve increase was fully offset by a net insurance settlement of $2.1 million realized by the Company during the fourth quarter of fiscal year 2001.

Investment and Other Income

Investment and other income in fiscal year 2002 decreased by $2.1 million when compared to fiscal year 2001. This decrease reflects the reduction in available funds for investment purposes as a result of the Company's repurchase of 4.1 million shares in July 2002 through its Dutch Auction tender offer. The share repurchase decreased available funds for investment purposes by approximately $34.1 million.

Gain on Sale of available-for-sale securities

Gain on sale of available-for-sale securities increased $1.5 million when compared to fiscal year 2001. This increase reflects favorable market conditions associated with certain securities which were sold by the Company.

Income Taxes

In fiscal year 2002, the Company recognized federal income tax expense of $3.9 million. This represents an increase of $4.1 million in federal tax expense when compared to fiscal year 2001. In fiscal year 2001, the Company recognized a federal income tax benefit of $0.2 million after applying all remaining net operating loss carryforwards and business tax credits and the elimination of its deferred tax asset valuation allowance.

2001 Compared with 2000

Net income for fiscal year 2001 increased by $8.6 million from fiscal year 2000 levels. This increase was primarily due to the impact of the settlement reached with the U.S. Navy to share in certain environmental insurance costs which resulted in the Company recognizing $3.9 million in revenue and the arbitration award on the Margarita II which contributed approximately $2.3 million in revenue, interest income and reimbursed expenses. Net income for fiscal year 2000 was impacted unfavorably by a net environmental and other reserve charge of $4.7 million, which contributed to the comparative increase shown in fiscal year 2001. Net income for fiscal year 2001 was also influenced as a result of the following components:

Revenues
The Company recorded revenue of $116.5 million during fiscal year 2001, which represents a decrease of $7.3 million, or 6%, over fiscal year 2000 revenue. The Company recorded revenue of $114.2 million from repair and overhaul activities during fiscal year 2001 compared to $120.6 million in fiscal year 2000. In addition to the $6.4 million decrease in repair and overhaul activities, revenues from new construction decreased $0.9 million, resulting in the net decrease of in fiscal year 2001 revenue of $7.3 million.

Cost of Revenues
Cost of revenues for fiscal year 2001 decreased $8.6 million, or approximately 10% from fiscal year 2000. Cost of revenues as a percentage of revenues was 66% and 69% for fiscal years 2001 and 2000, respectively. The decrease in cost of revenues as a percentage of revenue in fiscal year 2001 was primarily attributable to the $3.9 million in revenue the Company recognized on the agreement with the U.S. Navy to share in certain environmental insurance costs and the $1.9 million recognized on the Margarita II arbitration award. Costs associated with these revenues were either incurred in prior years or were not categorized as cost of revenues. If these amounts were excluded from revenue the resulting cost of revenues as a percentage of revised revenues would be 70%.

Administrative and Manufacturing Overhead
Administrative and manufacturing overhead increased $0.3 million, or 1%, in fiscal year 2001 when compared to fiscal year 2000. As a percentage of revenue, administrative and manufacturing overhead was 24% of revenue in fiscal year 2001. This percentage increased to 25% if revenues were adjusted to exclude the favorable impacts to revenue that occurred in fiscal year 2001. Administrative and manufacturing overhead costs as a percentage of revenue in fiscal year 2000 was 22%. The increase in these costs as a percentage of revenue in fiscal year 2001 was primarily attributable to plant utility costs, contract acquisition costs, financial system implementation costs and costs associated with earthquake repairs.

Provision for Environmental Reserves and Other
During fiscal year 2001, the Company provided $1.5 million in additional environmental and other reserves. In fiscal year 2000, the Company provided $5.6 million in additional environmental and other reserves associated with the remediation of Harbor Island.

The reserve increase of $1.5 million in fiscal year 2001 was fully offset by a net insurance settlement of $2.1 million realized by the Company during the fourth quarter of fiscal year 2001.

Investment and Other Income
Investment and other income in fiscal year 2001 increased by $0.8 million, or 26% when compared to fiscal year 2000. Contributing to this increase was approximately $0.3 million in interest income that the Company recognized as a result of the Margarita II arbitration award.

Gain on Sale of available-for-sale securities
Gain on sale of available-for-sale securities increased $0.6 million in fiscal year 2001 when compared to fiscal year 2000.

Income Taxes
In fiscal year 2001, the Company recognized a $0.2 million federal income tax benefit after applying available net operating loss carryforwards and business tax credits. This represented a decrease of $0.9 million in income tax expense when compared to fiscal year 2000.

The fiscal year 2001 tax benefit is the result of the Company recording its net deferred tax asset on the balance sheet based on its ability to utilize this net asset in future years.

ENVIRONMENTAL MATTERS

The Company has provided total aggregate reserves of $28.5 million as of March 31, 2002 for the forgoing contingent environmental and bodily injury liabilities. Due to the complexities and extensive history of the Company's environmental and bodily injury matters, the amounts and timing of future expenditures is uncertain. As a result, there can be no assurance that the ultimate resolution of these environmental and bodily injury matters will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

The Company has various insurance policies and agreements that provide coverage on the costs to remediate environmental sites and for the defense and settlement of bodily injury cases. These policies and agreements are primarily with two insurance companies. Based upon the current credit rating of both of these companies, the Company anticipates that both parties will be able to perform under their respective policy or agreement. As of March 31, 2002, the Company has recorded an insurance receivable of $26.8 million to reflect the contractual arrangements with several insurance companies to share costs for certain environmental and other matters.

The Company continues to negotiate with its insurance carriers and certain prior landowners and operators for past and future remediation costs. In addition, the Company believes that the Government may be obligated to contribute a share of clean-up costs for certain sites and any such recoveries may be subrogated, in whole or in part, in favor of the Company's insurers. The Company has not recorded any receivables for any amounts that may be recoverable from such negotiations or other claims.

Ongoing Operations
Recurring costs associated with the Company's environmental compliance program are not material and are expensed as incurred. Capital expenditures in connection with environmental compliance are not material to the Company's financial statements.

Past Activities
The Company faces significant potential liabilities in connection with the alleged presence of hazardous waste materials at its Seattle shipyard (the "Harbor Island Site") and at several sites used by the Company for disposal of alleged hazardous waste. The Company has also been named as a defendant in civil actions by parties alleging damages from past exposure to toxic substances at Company facilities. Information with respect to these contingencies and claims is provided in Item 3 in this report.

The Company's policy is to accrue costs for environmental matters in the accounting period in which the responsibility is established and the cost is estimable. The Company's estimates of its liabilities for environmental matters are based on evaluations of currently available facts with respect to each individual situation and take into consideration factors such as existing technology, presently enacted laws and regulations, and the results of negotiations with regulatory authorities. The Company does not discount these liabilities.

In fiscal year 2002, the Company directly spent $0.2 million for environmental site remediation. All of these costs are reimbursable to the Company through its insurance coverages. An additional $1.1 million in environmental site remediation was spent by third party vendors under the direction of the Company's management. These costs were paid directly to the third party vendors under the Company's insurance policies. Most of these expenditures were related to the Harbor Island Site.

In fiscal year 2001 and 2000, the Company spent approximately $0.2 million and $0.5 million on environmental site remediation, respectively. Of these amounts, approximately $0.1 million and $0.2 million were reimbursable to the Company under the Company's insurance policies.

In addition to environmental site remediation costs, the Company spent $0.5 million for bodily injury cases after reimbursement under the Company's insurance policies in fiscal year 2002. In fiscal year 2001 and 2000, the Company spent $0.4 million and $0.1 million, respectively for bodily injury cases after reimbursement under the Company's insurance policies.

Actual costs to address the Harbor Island Site and other environmental sites and matters will depend upon numerous factors, including the number of parties found liable at each environmental site, the method of remediation, outcome of negotiations with regulatory authorities, outcome of litigation, technological developments and changes in environmental laws and regulations. In fiscal 2000, the Company evaluated the financial impact of EPA actions changing the EPA's selected remedy relating to dredging affecting the "Shipyard Sediments Operable Unit" at the Harbor Island Site and increased its reserves through a charge to fiscal year 2000 earnings in the amount of $5.5 million. The Company anticipates that estimates of the cost of remediation will remain significantly uncertain until agreement on the selected remedy is reached. Such agreement is currently anticipated to occur in fiscal 2003.

Remediation costs at the Harbor Island Site may also be impacted by recent designation of several species of salmon under the Endangered Species Act.

In the fourth quarter of fiscal year 2001, the Company entered into a 30-year agreement with an insurance company that will provide the Company with broad-based insurance coverage for the remediation of the Company's operable units at the Harbor Island Superfund Site.

The agreement provides coverage for the known liabilities in an amount exceeding the Company's current booked reserves of $17.7 million. Additionally, the Company has entered into a 15-year agreement for coverage of any new environmental conditions discovered at the Seattle shipyard property that would require environmental remediation.

The Company funded this insurance premium from cash reserves in two installments. The first payment was made in the Company's fourth quarter of fiscal year 2001 and the second payment was made in the first quarter of fiscal year 2002. The Company recorded a non-current asset in the form of an insurance receivable in accordance with its environmental accounting policies at the time it entered into this agreement. This transaction did not have a material effect on the Company's results of operations, nor did the transaction have a material effect on stockholders' equity.

The Company has been named as a defendant in civil actions by parties alleging damages from past exposure to toxic substances, generally asbestos, at closed former Company facilities. At March 31, 2002, the Company had approximately 377 cases involving approximately 570 plaintiffs pending against it and other ship builders and repairers, ship owners, asbestos manufacturers, distributors and installers and equipment manufacturers, involving injuries or illnesses allegedly caused by exposure to asbestos or other toxic substances. The Company assesses claims as they are filed and developed, analyzing them in two different categories based on severity of illness. The Company and its insurers are vigorously defending these actions. The Company's policy is to record accruals for bodily injury liabilities when it is probable that a liability has been incurred and the amount of liability can be reasonably estimated based on the known facts. Accordingly, potential expenses for claims that may be filed in the future related to alleged damage from past exposure to toxic substances are not estimable and are not included in the Company's reserves. Accruals for bodily injury liabilities are adjusted periodically as new or updated information becomes available.

The Company has entered into agreements with several of its insurers to provide coverage for a significant portion of settlements and awards related to these bodily injury claims. These agreements have aggregate limits on amounts to be paid overall and formulas for amounts of payment on individual claims. The two most significant agreements provide coverage applicable to claims of exposure to asbestos occurring between 1949 and 1976 and occurring between 1976 through 1987. Insurance coverage for exposures to asbestos was no longer available from the insurance industry after 1987. Due to changes in federal regulations in the 1970s which resulted in the swift decline in commercial and military application of asbestos and increased regulation over the handling and removal of asbestos, there exists minimal risk of claims arising from exposure after 1987. Contractual formulas are utilized to determine the amount of coverage from each agreement on each claim settled or litigated. Once the initial date of alleged exposure to asbestos is determined, all contractual years subsequent to that date participate in the settlement. Since all known claims involve alleged exposure prior to 1976, the 1976 through 1987 agreement will participate in the settlement or judgement of all outstanding claims that are settled or litigated. As a result, and as the years remaining calculation set forth below indicates, the 1976 through 1987 agreement will exhaust prior to the 1949 through 1976 agreement. Based on historical claims settlement data only, the Company projects that at March 31, 2002, the 1949 through 1976 agreement will provide coverage for an additional 20.6 years and the 1976 through 1987 agreement will provide coverage for an additional 5.2 years. At April 1, 2001, the Company projected that these agreements would provide coverage for an additional 23.7 years and 8.0 years, respectively. The increased declination of estimated coverage experienced from fiscal year 2001 to fiscal year 2002 was due to increased settlement activity on malignant cases including six cases that had been in inventory dating back as far as 1993. The Company resolved 20 malignant claims in 2002 compared with 16 in 2001 and 11 in 2000. If historical settlement patterns or the rate of filing for new cases change in future periods, these estimated coverage periods could be shorter or longer than anticipated. Moreover, if one or both of these coverages are exhausted at some future date, the Company's share of responsibility will increase for any subsequent claims' and legal expense previously covered by these insurance agreements. At March 31, 2002, the Company has recorded a bodily injury liability reserve of $9.4 million and a bodily injury insurance receivable of $7.1 million. At April 1, 2001, the Company recorded a bodily injury liability reserve of $10.6 million and a bodily injury insurance receivable of $7.8 million. These bodily injury liabilities and receivables are classified within the Company's Consolidated Balance Sheets as environmental and other reserves, and insurance receivables, respectively.

Due to uncertainties of the number of cases, the extent of alleged damages, the population of claimants and size of any awards and/or settlements, there can be no assurance that the current reserves will be adequate to cover the existing cases. Additionally, the Company cannot predict the eventual number of cases to be filed against the Company or their eventual resolution and does not include in its reserve amounts for cases that may be filed in the future. However, it is probable that if future cases are filed against the Company it will result in additional costs arising either from its share of costs under current insurance in place arrangements or due to the exhaustion of such coverage. The Company reviews the adequacy of existing reserves periodically based upon developments affecting these claims, including new filings and resolutions, and makes adjustments to the reserve and related insurance receivable as appropriate.

As the Company is not able to estimate its potential ultimate exposure for filed and unfiled claims against the Company, it cannot predict whether the ultimate resolution of the bodily injury cases will have a material effect on the Company's results of operations or stockholders' equity.

Liquidity, Capital Resources and Working Capital

At March 31, 2002, the Company's cash, cash equivalents and securities available-for-sale balances were $17.8 million and $13.8 million, respectively, for a total of $31.6 million. At April 1, 2001 the Company's cash, cash equivalents and securities available for sale balances were $11.9 million and $46.1 million, respectively, for a total of $58.0 million.

Fiscal year 2002 cash, cash equivalents and securities available-for-sale balances were impacted primarily by the Company's repurchase of approximately 4.1 million shares of its common stock through its "Dutch Auction" tender offer during the second quarter of fiscal year 2002. Upon completion, this offer reduced the Company's current cash, cash equivalents and securities available-for-sale balances by approximately $34 million. Also impacting cash, cash equivalents and securities available-for-sale balances was the payment made in the first quarter of fiscal year 2002, for insurance coverage relating to the remediation of all of the Company's operable units at the Harbor Island Superfund Site.

The Company anticipates that its remaining cash, cash equivalents and marketable securities position, anticipated fiscal year 2003 cash flow, access to credit facilities and capital markets, taken together, will provide sufficient liquidity to fund operations for fiscal year 2003. Accordingly, shipyard capital expenditures are expected to be financed out of working capital. A change in the composition or timing of projected work could cause capital expenditures and repair and maintenance expenditures to increase.

Net Cash Provided by Operating Activities
Net cash provided by operating activities was $10.6 million for the year ended March 31, 2002 and was primarily attributable to fiscal year net income adjusted for depreciation and deferred taxes.

Net cash provided by operating activities was $8.3 million for the year ended April 1, 2001. Net cash provided by operating activities was primarily attributable to fiscal year net income, an increase in accounts payable, offset by an increase in insurance receivables.

Investing Cash Flows
Net cash provided by investing activities was $29.8 million for the year ended March 31, 2002 and consisted primarily of maturities and sales of marketable securities offset partially by purchases of marketable securities and capital expenditures.

Net cash provided by investing activities was $0.4 million for the year ended April 1, 2001 and consisted primarily of maturities and sales of marketable securities offset by purchases of marketable securities and capital expenditures.

Capital Expenditures
During fiscal year 2002, the Company spent approximately $2.2 million on new capital assets. This represents a decrease of $0.9 million from the $3.1 million spent in fiscal year 2001. This decrease is primarily attributable to the installation of a new Enterprise Resource Planning ("ERP") system that was completed in the fourth quarter of fiscal year 2001. The implementation of the ERP system accounted for approximately $1.0 million in fiscal year 2001 capital expenditures.

These capital expenditures are in addition to ongoing repair and maintenance expenditures in the Shipyard of $3.9 million, $3.6 million, and $3.3 million in fiscal years 2002, 2001 and 2000, respectively.

Financing Activities
Net cash used in financing activities for fiscal year 2002 was $34.4 million. Cash used in financing activities during fiscal year 2002 consisted primarily of purchases of treasury stock resulting from the Company's Dutch Auction that was completed during the second quarter of fiscal year 2002.

Net cash used in financing activities for the fiscal year ended April 1, 2001 was $2.4 million. Cash used in financing activities during fiscal year 2001 consisted primarily of purchases of treasury stock.

Credit Facility
During the first quarter of fiscal year 2002, Todd Pacific Shipyards Corporation, a wholly owned subsidiary of the Company, negotiated a $10.0 million revolving credit facility. The credit facility, which is renewable on a bi-annual basis, will provide Todd Pacific with greater flexibility in funding its operational cash flow needs. Todd Pacific had no outstanding borrowings as of March 31, 2002. Todd Pacific did not have a credit facility in place during fiscal year 2001 and therefore, had no outstanding borrowings as of April 1, 2001.

Commitments
The Company is subject to certain minimum operating lease payments on two of its dry docks that are charged to expense. These operating lease payments contain renewal options and minimum amounts of annual maintenance clauses. These minimum lease commitments are summarized in Note 9. of the Notes to Consolidated Financial Statements.

A surety company has issued contract bonds totaling $5.4 million for current repair, maintenance and conversion jobs as of March 31, 2002. Todd Pacific's trade accounts receivable on certain bonded jobs secure these various contract bonds.

Stock Repurchase

During the first quarter of fiscal year 2002, the Company announced a tender offer for up to 4.0 million shares of the Company's Common Stock at a price of not in excess of $8.25 or less than $7.00 per share. The exact price was determined by a procedure commonly referred to as a "Dutch Auction." This offer to repurchase up to 4.0 million shares from existing stockholders was approximately 42.7% of the total number of shares outstanding at that time.

Following verification of the tenders and receipt of shares tendered subject to guarantees of delivery, an aggregate of 4,136,124 shares were validly tendered at a price of $8.25 per share. The Company elected to increase the number of shares to be purchased in order to avoid proration procedures otherwise applicable to the offer, resulting in an aggregate purchase price of $34.1 million. The Company incurred expenses in connection with this offer of approximately $0.5 million. The Company utilized available cash and proceeds from available-for-sale securities to fund the share repurchases completed through the offer.

During the fourth quarter of fiscal year 2002, 30,000 shares of treasury stock were reissued pursuant to the exercise of stock options held by an officer of the Company. The number of shares held as treasury stock as of March 31, 2002, is 6,672,811.

During fiscal year 2001, the Company repurchased an aggregate of 358,800 shares of its Common Stock, at an average price per share of $7.00. The shares were repurchased at per share prices ranging from $6.56 to $7.75, for a total consideration of $2.5 million.

Labor Relations

Todd Pacific Shipyards and the Puget Sound Metal Trades Council (the bargaining umbrella for all unions at Todd Pacific Shipyards) continue to operate under a collective bargaining agreement ratified in fiscal year 2000. That contract will expire July 31, 2002. Discussions with the unions for a new collective bargaining agreement began on June 11, 2002. Management considers its relations with the various unions to be stable.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company has analyzed the impact of these statements and does not expect the adoption of either will have an impact on its financial statements.

In October 2001, the FASB, issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" effective for fiscal years beginning after December 15, 2001, with transition provisions for certain matters. The FASB's new rules on asset impairment supersedes FASB Statement No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and provides a single accounting model for long-lived assets to be disposed of. The Company is currently analyzing the impact of this statement but does not expect the adoption will have a material impact on its financial statements.

Market for the Registrant's Common Equity and Related Shareholder Matters
The Company's stock is listed on the New York Stock Exchange (the "NYSE"). The following table sets forth for the fiscal quarters indicating the high and low composite sales prices of the stock as reported by the NYSE.

Quarter Ended:	High	Low
July 2, 2000	8.50	6.63
October 1, 2000	8.31	7.06
December 31, 2000	7.94	6.44
April 1, 2001	8.00	6.38
July 1, 2001	8.11	6.79
September 30, 2001	9.55	7.70
December 30, 2001	9.05	7.70
March 31, 2002	11.00	8.80

On June 7, 2002 the high and low prices of the Company's common stock on the NYSE were $14.55 and $14.50, respectively.

At June 7, 2002 there were 1,763 holders of record of the outstanding shares of common stock. The Company has not paid cash dividends during the past two fiscal years and it does not presently anticipate the declaration of dividends.

During the first quarter of fiscal year 2002, the Company announced a tender offer for up to 4.0 million shares of the Company's Common Stock at a price of not in excess of $8.25 or less than $7.00 per share. The exact price was determined by a procedure commonly referred to as a "Dutch Auction". The Company elected to increase the number of shares to be purchased in order to avoid proration procedures otherwise applicable to the offer and purchased an aggregate of 4,136,124 shares at a price of $8.25 per share (See Item 7. Management's Discussion & Analysis of Financial Condition and Results of Operations and Note 14 of the Notes to Consolidated Financial Statements for additional information).

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Todd Shipyards Corporation

We have audited the accompanying consolidated balance sheets of Todd Shipyards Corporation and subsidiaries (the "Company") as of March 31, 2002 and April 1, 2001 and the related consolidated statements of income, cash flows and stockholders' equity, for each of the three years in the period ended March 31, 2002. Our audits also included the financial statement schedule listed in the index at item 14(a). The financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Todd Shipyards Corporation and subsidiaries at March 31, 2002 and April 1, 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst + Young LLP

Seattle, Washington
May 16, 2002

TODD SHIPYARDS CORPORATION
CONSOLIDATED BALANCE SHEETS
March 31, 2002 and April 1, 2001
(in thousands of dollars)

	2002	2001
ASSETS		
Cash and cash equivalents	$ 17,795	$ 11,901
Securities available-for-sale	13,841	46,112
Accounts receivable, less allowance for doubtful accounts of $150 and $100		
U.S. Government	12,738	8,100
Other	3,086	8,045
Costs and estimated profits in excess of billings on incomplete contracts	5,648	9,619
Inventory	1,489	1,531
Deferred taxes	126	-
Other current assets	428	360
Total current assets	55,151	85,668
Property, plant and equipment, net	16,595	17,358
Restricted cash	2,990	2,538
Deferred pension asset	30,823	30,758
Insurance receivable	26,798	26,102
Other long-term assets	1,323	1,266
Deferred taxes	-	1,210
Total assets	$ 133,680	$164,900
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Accounts payable and accruals	$ 9,156	$ 18,847
Accrued payroll and related liabilities	2,438	1,348
Billings in excess of costs and estimated profits on incomplete contracts	2,864	1,633
Deferred taxes	-	391
Taxes payable other than income taxes	1,397	922
Income taxes payable	1,917	1,654
Total current liabilities	17,772	24,795
Environmental and other reserves	28,467	27,730
Accrued post retirement health benefits	17,404	18,187
Deferred taxes	2,646	-
Other non-current liabilities	1,394	1,107
Total liabilities	67,683	71,819
Commitments and contingencies		
Stockholders' equity:		
Common stock $.01 par value-authorized 19,500,000 shares, issued 11,956,033 shares at March 31, 2002 and April 1, 2001, and outstanding 5,283,222 at March 31, 2002 and 9,362,680 at April 1, 2001	120	120
Paid-in capital	38,295	38,186
Retained earnings	74,463	67,445
Accumulated other comprehensive income	922	1,271
Treasury stock	(47,803)	(13,526)
Notes receivable from officers for common stock	-	(415)
Total stockholders' equity	65,997	93,081
Total liabilities and stockholders' equity	$ 133,680	$164,900

The accompanying notes are an integral part of this statement.

TODD SHIPYARDS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years Ended March 31, 2002, April 1, 2001, and April 2, 2000
(in thousands, except per share amounts)

	2002	2001	2000
Revenues	$121,945	$116,545	$123,851
Operating expenses:			
Cost of revenues	84,787	77,411	86,058
Administrative and manufacturing overhead	30,721	27,801	27,532
Provision for environmental and other reserves	-	1,501	5,569
Other – insurance settlements	(465)	(2,118)	(918)
Subtotal	115,043	104,595	118,241
Operating income	6,902	11,950	5,610
Investment and other income	1,816	3,889	3,077
Gain on sale of securities	2,216	713	136
Income before income tax expense	10,934	16,552	8,823
Income tax (expense) benefit	(3,916)	175	(691)
Net income	$ 7,018	$ 16,727	$ 8,132
Net income per Common Share:			
Basic	$ 1.05	$ 1.74	$ 0.83
Diluted	$ 1.03	$ 1.73	$ 0.82
Weighted Average Shares Outstanding			
Basic	6,677	9,587	9,765
Diluted	9,827	9,676	9,861

The accompanying notes are an integral part of this statement.

TODD SHIPYARDS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended March 31, 2002, April 1, 2001, and April 2, 2000
(in thousands of dollars)

	2002	2001	2000
OPERATING ACTIVITIES:			
Net income	$ 7,018	$ 16,727	$ 8,132
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	3,020	3,017	3,237
Environmental and other reserves	737	633	4,887
Deferred pension asset	(65)	(3,276)	(2,700)
Post retirement health benefits	(783)	(1,395)	(1,110)
Deferred income taxes	3,339	(819)	-
Decrease (increase) in operating assets:			
Costs and estimated profits in excess of billings on incomplete contracts	3,971	2,917	(9,717)
Inventory	42	322	417
Accounts receivable	321	(3,146)	20,349
Insurance receivable	(696)	(15,447)	657
Other (net)	6	358	122
Increase (decrease) in operating liabilities:			
Accounts payable and accruals	(9,691)	11,511	(2,651)
Accrued payroll and related liabilities	1,377	(2,397)	1,045
Billings in excess of costs and estimated profits on incomplete contracts	1,231	(207)	(2,583)
Income taxes payable	263	(76)	(2,133)
Other (net)	475	(397)	139
Net cash provided by operating activities	10,565	8,325	18,091
INVESTING ACTIVITIES:			
Purchases of marketable securities	(9,491)	(16,836)	(35,127)
Sales of marketable securities	35,863	6,164	4,375
Maturities of marketable securities	5,550	14,465	6,298
Capital expenditures	(2,171)	(3,084)	(1,567)
Other	-	(260)	63
Net cash provided by (used in) investing activities	29,751	449	(25,958)
FINANCING ACTIVITIES:			
Restricted cash	(452)	5	4
Purchase of treasury stock	(36,631)	(2,511)	(1,916)
Proceeds from exercise of stock options	246	120	-
Notes receivable from officers for common stock	415	-	-
Net cash used in financing	(34,422)	(2,386)	(1,912)
Net increase (decrease) in cash and cash equivalents	5,894	6,388	(9,779)
Cash and cash equivalents at beginning of period	11,901	5,513	15,292
Cash and cash equivalents at end of period	$ 17,795	$ 11,901	$ 5,513
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 5	$ -	$ 33
Income taxes	319	1,400	2,822
Noncash investing and financing activities:			
Exercise of stock options in exchange for notes receivable from officers	-	-	383

The accompanying notes are an integral part of this statement.

TODD SHIPYARDS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended March 31, 2002, April 1, 2001 and April 2, 2000
(in thousands of dollars)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Notes From Officers	Total Equity
Balance at March 28, 1999	$120	$38,181	$42,586	$ (182)	$ (9,617)	$ -	$71,088
Purchase of treasury stock	-	-	-	-	(1,916)	-	(1,916)
Exercise of stock options in exchange for notes receivable	-	(36)	-	-	419	(383)	-
Accrued interest notes	-	-	-	-	-	(10)	(10)
Comprehensive income:							
Net income for the year ended April 2, 2000	-	-	8,132	-	-	-	8,132
Net change in unrealized gains (losses) on available-for-sale securities	-	-	-	(1,109)	-	-	(1,109)
Total comprehensive income							7,023
Balance at April 2, 2000	$120	$38,145	$50,718	$(1,291)	$(11,114)	$(393)	$76,185
Purchase of treasury stock	-	-	-	-	(2,511)	-	(2,511)
Stock based compensation	-	20	-	-	-	-	20
Proceeds from exercise of stock options	-	21	-	-	99	-	(120)
Accrued interest notes	-	-	-	-	-	(22)	(22)
Comprehensive income:							
Net income for the year ended April 1, 2001	-	-	16,727	-	-	-	16,727
Net change in unrealized gains (losses) on available-for-sale securities, (net, tax of $685)	-	-	-	2,562	-	-	2,562
Total comprehensive income							19,289
Balance at April 1, 2001	$120	$38,186	$67,445	$ 1,271	$ (13,526)	$ (415)	$93,081
Purchase of treasury stock	-	-	-	-	(34,631)	-	(34,631)
Stock based compensation	-	217	-	-	-	-	217
Proceeds from exercise of stock options	-	(108)	-	-	354	-	246
Notes receivable from officers for common stock	-	-	-	-	-	415	415
Comprehensive income:							
Net income for the year ended March 31, 2002	-	-	7,018	-	-	-	7,018
Net change in unrealized gains (losses) on available-for-sale securities, (net, tax of $188)	-	-	-	(349)	-	-	(349)
Total comprehensive income							6,669
Balance at March 31, 2002	$120	$38,295	$74,463	$ 922	$ (47,803)	$ -	$65,997

The accompanying notes are an integral part of this statement.

TODD SHIPYARDS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended March 31, 2002, April 1, 2001, and April 2, 2000

1. PRINCIPAL ACCOUNTING POLICIES

(A) Basis of Presentation - The Consolidated Financial Statements include the accounts of Todd Shipyards Corporation (the "Company") and its wholly owned subsidiaries Todd Pacific Shipyards Corporation ("Todd Pacific") and TSI Management, Inc. ("TSI"). All inter-company transactions have been eliminated. The Company's policy is to end its fiscal year on the Sunday nearest March 31. In accordance with this policy, the Company's fiscal year 2002, 2001 and 2000 included 52, 52, and 53 weeks, respectively. Certain reclassifications of prior year amounts in the Consolidated Financial Statements have been made to conform to the current year presentation, including the recording of certain other reserves and the related insurance receivable.

(B) Business - The Company's primary business is ship overhaul, conversion and repair for the United States Government, state ferry systems, and domestic and international commercial customers. The majority of the Company's work is performed at either its Seattle, Washington facility (the "Shipyard") or at the Puget Sound Naval Shipyard in Bremerton, Washington, by a unionized production workforce.

(C) Property, Plant and Equipment - Property, plant and equipment is carried at cost, net of accumulated depreciation. The Company capitalizes certain major repair activities when such activities are determined to increase the useful life or operating capacity of the asset. Depreciation and amortization are determined on the straight-line method based upon estimated useful lives (5-31 years) or lease periods; however, for income tax purposes, depreciation is determined on both the straight-line and accelerated methods, and on shorter periods where permitted.

(D) Revenue Recognition - The Company recognizes revenue, contract costs, and profit on construction contracts in accordance with Statement of Position No. 81-1 (SOP No. 81-1), "Accounting for Performance of Construction-Type and Certain Production-Type Contracts". Revenue, contract costs, and profit on contracts are recognized on the percentage-of-completion method (determined based on direct labor hours). Revenue, contract costs, and profits on time-and-material contracts are recorded based upon direct labor hours at fixed hourly rates and cost of materials as incurred. When the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is recorded. Revisions to contract estimates are recorded as the estimating factors are refined. The effect of these revisions is included in income in the period the revisions are made.

(E) Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(F) Income Taxes - Income taxes are determined in accordance with an asset and liability approach for financial accounting and reporting of income taxes. A valuation allowance is recorded to reduce deferred tax assets when realization of the tax benefit is uncertain.

(G) Inventory - Inventories, consisting of materials and supplies, are valued at lower of cost (principally average) or replacement market. The Company has many available sources of supply for its commonly used materials.

(H) Cash and Cash Equivalents - The Company considers all highly liquid debt instruments with a maturity of three months or less at the time acquired to be cash equivalents. Cash equivalents consist primarily of money market instruments, investment grade commercial paper and U.S. Government securities. The carrying amounts reported in the balance sheet are stated at cost, which approximates fair value.

(I) Securities Available-for-Sale - The Company considers all debt instruments purchased with a maturity of more than three months to be securities available-for-sale. Securities available-for-sale consist primarily of U.S. Government securities, investment grade commercial paper and equities and are valued based upon market quotes.

Company management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation as of each balance sheet date. All of the Company's investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses, net of tax, recorded as a component of stockholders' equity. Realized gains and losses are recorded based on historical cost.

(J) Stock Based Compensation - The Company has elected to apply the disclosure only provisions of Financial Accounting Standards Board Statement No. 123 (FAS No. 123), "Accounting for Stock-Based Compensation". Accordingly, the Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees" and related interpretations under APB No. 25, whereby compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of grant over the stock option price.

(K) Environmental Remediation, Bodily Injury, Other Reserves, and Insurance Receivable - The Company accounts for environmental remediation liabilities in accordance with Statement of Position 96-1, "Environmental Remediation Liabilities," which provides the accounting and reporting standards for the recognition and disclosure of environmental remediation liabilities.

For current operating activities, costs of complying with environmental regulations are immaterial and expensed as incurred. Environmental costs are capitalized if the costs extend the life of the property and/or increase its capacity.

For matters associated with past practices and closed operations, accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based upon the projected scope of the remediation, current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. As applicable, accruals include the Company's share of the following costs: engineering costs to determine the scope of the work and the remediation plan, testing costs, project management costs, removal of contaminated material, disposal of contaminated material, treatment of contaminated material, capping of affected areas and long term monitoring costs.

Accruals for environmental liabilities are not discounted and exclude legal costs to defend against claims of other parties. Insurance or other third party recoveries for environmental liabilities are recorded separately at undiscounted amounts in the financial statements as insurance receivables when it is probable that a claim will be realized.

The Company accounts for bodily injury liabilities and other reserves in accordance with Financial Accounting Standards Board No.5, "Accounting for Contingencies". Accruals for bodily injury liabilities are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on the known facts. Civil actions relating to toxic substances vary according to the case's fact patterns, jurisdiction and other factors. Accordingly, any potential expenses for claims that may be filed in the future related to alleged damages from past exposure to toxic substances is not estimable and as such are not included in the Company's reserves.

Accruals for bodily injury liabilities are adjusted periodically as new information becomes available. Such accruals are included in the environmental and other reserves at undiscounted amounts and exclude legal costs to defend against claims of other parties. Insurance or other third party recoveries for bodily injury liabilities are recorded undiscounted in the financials statements as insurance receivables when it is probable that a claim will be realized.

(L) Earnings per Share - Basic earnings per share is computed based on weighted average shares outstanding. Diluted earnings per share includes the effect of dilutive securities (options and warrants) except where their inclusion is antidilutive.

(M) Comprehensive Income - Unrealized gains or losses on the Company's available-for-sale securities, are reported as other comprehensive income (loss) in the Consolidated Balance Sheets and Statement of Stockholders' Equity.

(N) Long-lived Assets - The Company's policy is to recognize impairment losses relating to long-lived assets based on several factors, including, but not limited to, management's plans for future operations, recent operating results and projected cash flows. To date no such impairment has been indicated.

2. RESTRICTED CASH AND SURETY LINE

A surety company has issued contract bonds totaling $5.4 million for current repair, maintenance and conversion jobs as of March 31, 2002. Todd Pacific's trade accounts receivable on certain bonded jobs secure these various contract bonds.

Included in Cash and Cash Equivalents is $0.2 million and $1.6 million as of March 31, 2002 and April 1, 2001, respectively, of short-term restricted cash. This short-term restricted cash is generally released upon completion or acceptance of the contracted work and completion of related warranty periods and consists primarily of amounts related to work for the Washington State Ferry System.

The long-term restricted cash relates primarily to the Harbor Island Superfund site clean up and will be released upon the Company satisfying certain remediation provisions.

3. SECURITIES AVAILABLE FOR SALE

The following is a summary of available-for-sale securities:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
March 31, 2002				
Debt securities				
U.S. Treasury securities and agency obligations	$ 1,015	$ 6	$ -	$ 1,021
U.S. corporate securities	2,333	41	-	2,374
Mortgage-backed securities	5,386	34	(26)	5,394
Total debt securities	8,734	81	(26)	8,789
Equity securities				
U.S. securities	2,832	1,185	(1)	4,016
Foreign stock	856	203	(23)	1,036
Total equity securities	3,688	1,388	(24)	5,052
Total securities	$ 12,422	$ 1,469	$ (50)	$ 13,841
April 1, 2001				
Debt securities				
U.S. Treasury securities and agency obligations	$ 6,987	$ 153	$ -	$ 7,140
U.S. corporate securities	26,671	647	-	27,318
Mortgage-backed securities	4,986	58	-	5,044
Total debt securities	38,664	858	-	39,502
Equity securities				
U.S. securities	4,949	1,439	(323)	6,065
Foreign stock	563	38	(56)	545
Total equity securities	5,512	1,477	(379)	6,610
Total securities	$ 44,156	$ 2,335	$ (379)	$ 46,112

The Company had gross realized gains of $2.4 million, $1.4 million and $163 thousand on sales of available-for-sale securities for fiscal years 2002, 2001 and 2000 respectively.

The Company had gross realized losses of $0.2 million, $0.7 million and $27 thousand on sales of available-for-sale securities for fiscal year 2002, 2001 and 2000, respectively.

The amortized cost and estimated fair value of the Company's available-for-sale debt, mortgage-backed and equity securities are shown below:

(In thousands)	Amortized Cost	Estimated Fair Value
March 31, 2002		
Available-for-sale debt:		
Due in one year or less	$ 1,334	$ 1,335
Due after one year through three years	2,014	2,060
Subtotal	3,348	3,395
Mortgage-backed securities	5,386	5,394
Equity securities	3,688	5,052
Total	$ 12,422	$ 13,841
April 1, 2001		
Available-for-sale debt:		
Due in one year or less	$ 9,744	$ 9,807
Due after one year through three years	23,914	24,651
Subtotal	33,658	34,458
Mortgage-backed securities	4,986	5,044
Equity securities	5,512	6,610
Total	$ 44,156	$ 46,112

4. CONTRACTS

Auxiliary Oiler Explosive ("AOE") Contract

During the first quarter of fiscal year 2002, the Company was awarded a six-year, sole source cost-type contract for phased maintenance repairs to four Department of Navy AOE class supply ships. This contract represents the fourth consecutive, multi-year contract that the Company has been awarded by the Navy on the AOE class vessels. The notional value of this new contract is expected to be approximately $180 million if all options are exercised. Work on this contract is being performed primarily in the Company's Seattle shipyard.

Combatant Maintenance Team ("CMT") Contract

During the first quarter of fiscal year 2001, the Company was awarded, by the Department of the Navy on a sole source basis, a five year, cost-type contract for the repair and maintenance of six surface combatant class vessels (frigates and destroyers) stationed in the Puget Sound area. Although the Navy has not released a notional value of the maintenance work, the Company believes that the value may be approximately $60 million to $75 million if all options are exercised. Work on this contract is being performed primarily in the Company's Seattle shipyard.

Planned Incremental Availability ("PIA")

During the fourth quarter of fiscal year 1999, the Department of the Navy awarded the Company a five-year cost-type contract for phased maintenance on three CVN class aircraft carriers. The notional value for this five-year contract is approximately $100 million if all options are exercised. Work on this contract is currently being performed at the Puget Sound Naval Shipyard, located in Bremerton, Washington.

Preservation Contract (the "MV Yakima")

During the second quarter of fiscal year 2000, the Company was awarded a $29 million overhaul contract to renovate the Washington State Ferry, MV Yakima. Work on this project commenced during the third quarter of fiscal year 2000 and called for the replacement or renovation of the majority of the vessel's interior structures, including the replacement of steel plating, passenger area furniture, galley, fixtures, windows, and the removal of hazardous materials.

During the fourth quarter of fiscal year 2001, the Company successfully completed and delivered the vessel to the Washington State Ferry System ahead of the contractually scheduled delivery date. The Company earned financial incentives for the early delivery of the vessel and these incentives were recognized in fiscal year 2001 contract revenue.

Power Barge Contract (the "Margarita II")

In the second quarter of fiscal year 1999, the Company commenced work on a floating electrical power plant, the Margarita II. During the first quarter of fiscal year 2000, the Margarita II was delivered to its owner. To maintain production schedule deadlines and perform customer directed change orders the Company experienced significant contract cost growth in both labor hours and material. However, at the time of vessel delivery, an agreement had not reached between the Company and the owner regarding the potential increase in the contract price to compensate for all of these changes.

In accordance with the terms of the contract, the Company and the vessel owner agreed to settle the remaining change orders through a formal arbitration process. Subsequent to the end of fiscal year 2001, the Company was awarded approximately $1.9 million, as well as interest and certain agreed expenses from the arbitration board. The Company recognized the award in fiscal year 2001.

Unbilled Receivables - Certain unbilled items on completed contracts included in accounts receivable were approximately $1.2 million at March 31, 2002 and $6.8 million at April 1, 2001. The $5.6 million decrease in unbilled items on completed contracts in fiscal year 2002 is primarily attributable to two significant fiscal year 2001 events. First, the Company recognized $3.9 million in revenue under terms of an agreement reached with the Navy on certain environmental insurance costs. Second, the Company recorded $1.9 million in revenue when it was notified of a favorable arbitration award on the Margarita II contract. These amounts totaling $5.8 million were recorded in fiscal year 2001 as unbilled items and subsequently invoiced and collected in fiscal year 2002.

Customers - Revenues from the U.S. Government were $96.1 million (79%), $74.5 million (64%), and $89.3 million (72%) in fiscal years 2002, 2001 and 2000, respectively. Revenues from the Washington State Ferry System were $10.3 million (8%), $25.0 million (21%), and $18.4 million (15%) in fiscal year 2002, 2001 and 2000, respectively.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment and accumulated depreciation at March 31, 2002 and April 1, 2001 consisted of the following (in thousands):

	2002	*2001*
Land	$ 1,151	$ 1,151
Buildings	11,818	11,777
Piers, shipways and drydocks	23,401	23,108
Machinery and equipment	37,301	35,531
Total plant and equipment, at cost	73,671	71,567
Less accumulated depreciation	(57,076)	(54,209)
Plant, property and equipment, net	$ 16,595	$ 17,358

The Company recognized $3.0 million, $3.0 million, and $3.2 million of depreciation expense in fiscal years 2002, 2001 and 2000, respectively.

6. PENSIONS AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company provides defined pension benefits and postretirement benefits to employees as described below.

Nonunion Pension Plans – The Company sponsors the Todd Shipyards Corporation Retirement System (the "Retirement System"), a noncontributory defined benefit plan under which all nonunion employees are covered. The benefits are based on years of service and the employee's compensation before retirement. The Company's funding policy is to fund such retirement costs as required to meet allowable deductibility limits under current Internal Revenue Service regulations. The Retirement System plan assets consist principally of common stocks and Government and corporate obligations. Plan assets at April 1, 2001, included 172,000 shares of the Company's stock valued at $7.00 per share. During fiscal year 2002, all of these shares were tendered to the Company under the Company's "Dutch Auction," therefore at March 31, 2002 the Plan assets did not include any Company stock.

Under a provision of the Omnibus Budget Reform Act of 1990 ("OBRA '90") the Company transferred approximately $1.6 million and $1.7 million in excess pension assets from its Retirement System into a fund to pay fiscal year 2002 and 2001 retiree medical benefit expenses, respectively. OBRA '90 was modified by the Work Incentives Improvement Act of 1999 to extend annual excess asset transfers through the fiscal year ending March 2006.

Post Retirement Group Health Insurance Program – The Company sponsors a defined benefit retirement health care plan that provides post retirement medical benefits to former full-time exempt employees, and their spouses, who meet specified criteria. The Company terminated post retirement health benefits for any employees retiring subsequent to May 15, 1988. The retirement health care plan contains cost-sharing features such as deductibles and coinsurance. These benefits are funded monthly through the payment of group health insurance premiums.

Because such benefit obligations do not accrue to current employees of the Company, there is no current year service cost component of the accumulated post retirement health benefit obligation.

The following is a reconciliation of the benefit obligation, plan assets, and funded status of the Company's sponsored plans.

	Pension Benefits 2002	Pension Benefits 2001	Other Postretirement Benefits 2002	Other Postretirement Benefits 2001
Change in Benefit Obligation (in thousands of dollars)				
Benefit obligation at beginning of year	$35,507	$36,385	$16,173	$13,751
Service cost	480	400	-	-
Interest cost	2,284	2,395	1,046	904
Actuarial (gain)/loss	(1,550)	(663)	-	3,228
Benefits paid	(3,345)	(3,010)	(1,627)	(1,710)
Benefit obligation at end of year	$33,376	$35,507	$15,592	$16,173

	Pension Benefits 2002	Pension Benefits 2001	Other Postretirement Benefits 2002	Other Postretirement Benefits 2001
Change in Plan Assets (in thousands of dollars)				
Fair value of plan assets at beginning of year	$63,469	$69,243	$ -	$ -
Actual gain (loss) on plan assets	2,262	(1,098)	-	-
Employer contribution	-	-	40	44
Asset transfer	(1,587)	(1,666)	1,587	1,666
Benefits paid	(3,345)	(3,010)	(1,627)	(1,710)
Fair value of plan assets at end of year	$60,799	$63,469	$ -	$ -

	Pension Benefits 2002	Pension Benefits 2001	Other Postretirement Benefits 2002	Other Postretirement Benefits 2001
Funded Status Reconciliation (in thousands of dollars)				
Funded status of plans	$27,423	$27,962	$(15,592)	$(16,173)
Unrecognized prior service cost	597	842	-	-
Unrecognized (gain)/loss	2,803	1,954	(3,272)	(3,406)
Deferred pension asset (accrued liability)	$30,823	$30,758	(18,864)	(19,579)
Less: current portion included in "Accounts payable and accruals"	-	-	1,460	1,392
Long-term accrued postretirement health benefits	-	-	$(17,404)	$(18,187)

	Pension Benefits		Other Postretirement Benefits	
	2002	2001	2002	2001
Weighted Average Assumptions				
Discount rate	7.00%	7.00%	7.00%	7.00%
Expected return on plan assets	7.50%	7.50%	-	-
Rate of compensation increase	4.50%	4.50%	-	-
Medical trend rate (retirees) (1)	-	-	10.00%	12.00%

(1) Postretirement benefit medical trend rate in fiscal year 2002 is 10.00% graded to 6.00% over 4 years. Fiscal year 2001 is 12.00% graded to 6.00% over 5 years.

	Pension Benefits			Other Postretirement Benefits		
	2002	2001	2000	2002	2001	2000
Components of Net Periodic Benefit Cost (in thousands of dollars)						
Service Cost	$ 480	$ 400	$ 237	$ -	$ -	$ -
Interest cost on projected benefit obligation	2,283	2,396	2,528	1,046	904	948
Expected return on plan assets	(4,660)	(5,568)	(4,737)	-	-	-
Amortization of transition obligation	-	(2,415)	(2,415)	-	-	-
Amortization of prior service cost	245	245	242	-	-	-
Recognized actuarial (gain)/loss	-	-	-	(174)	(522)	(607)
Net periodic (benefit) cost before OBRA '90	(1,652)	(4,942)	(4,142)	872	382	341
Transfer of assets for payment of retiree medical benefits (401(h) Plan)	1,587	1,666	1,442	(1,587)	(1,666)	(1,442)
Net periodic benefit	(65)	(3,276)	(2,700)	(715)	(1,284)	(1,101)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	Other Postretirement Benefits	
	2002	2001
Effect of a 1% Increase in the Health Care Cost Trend On: (in thousands of dollars)		
Service cost plus interest cost	$ 83	$ 86
Accumulated postretirement benefit obligation	$ 1,176	$ 1,219
Effect of a 1% Decrease in the Health Care Cost Trend On: (in thousands of dollars)		
Service cost plus interest cost	$ (73)	$ (76)
Accumulated postretirement benefit obligation	$ (1,050)	$ (1,087)

Union Pension Plans - Operating Shipyard – The Company participates in several multi-employer plans, which provide defined benefits to the Company's collective bargaining employees. The expense for these plans totaled $2.6 million, $2.5 million and $2.8 million, for fiscal years 2002, 2001 and 2000, respectively.

Union Pension Plans - Previously Operated Shipyards – The Company no longer sponsors union pension plans attributable to the prior operation of other shipyards. The ongoing operation and management of these plans have either been terminated or transferred to other parties.

Savings Investment Plan - The Company sponsors a Savings Investment Plan (the "Savings Plan"), under Internal Revenue Code Section 401, covering all non-union employees. Under the terms of the Savings Plan, which were modified in fiscal year 2001, the Company now contributes an amount up to 2.4% of each participant's annual salary depending on the participant's Savings Plan contributions. These Company contributions are subject to a two-year cliff-vesting. The Company incurred expenses related to this plan of $0.1 million and $38 thousand in fiscal years 2002 and 2001, respectively. The Company did not incur expenses related to this plan in fiscal year 2000.

7. INCOME TAXES

Components of the income tax expense (benefit) are as follows (in thousands):

	2002	*2001*	*2000*
Current tax expense	$ 390	$ 1,329	$ 691
Deferred tax benefit (benefit)	3,526	(1,504)	-
Total income tax expense (benefit)	$3,916	$ (175)	$ 691

The provision for income taxes differs from the amount of tax determined by applying the federal statutory rate and is as follows (in thousands):

	2002	*2001*	*2000*
Tax provision at federal statutory tax rate	$3,827	$ 5,793	$ 3,088
Decrease in valuation allowance	-	(5,905)	(2,529)
Other - net	89	(63)	132
Income tax expense (benefit)	$3,916	$ (175)	$ 691

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities at March 31, 2002 and April 1, 2001 were as follows (in thousands):

	2002	*2001*
Deferred income tax assets:		
Alternative minimum tax credit carryforwards	$ 2,590	$ 2,863
Accrued employee benefits	7,465	7,298
Environmental and other reserves	9,964	9,706
Inventory reserves	98	98
Reserve for doubtful accounts	53	35
Other	487	527
Total deferred income tax assets	20,657	20,527
Deferred income tax liabilities:		
Insurance receivable	9,379	5,556
Deferred pension income	10,788	10,766
Accelerated depreciation	1,943	2,174
Contract deferrals	362	351
Securities available-for-sale	497	685
Other	208	176
Total deferred income tax liabilities	23,177	19,708
Net deferred tax asset (liability)	$(2,520)	$ 819

During fiscal year 2002, the Company utilized approximately, $0.3 million in alternative minimum tax credits. The Company has approximately $2.6 million in remaining alternative minimum tax credit carryforwards that can be used in the future and have no expiration date. During fiscal year 2001, the Company fully utilized its remaining net operating loss and tax credit carryforwards.

Prior to fiscal year 2001, the Company recorded its deferred tax assets on the balance sheet net of a valuation reserve due to the uncertainty of its ability to generate consistent, sustainable taxable income from its core shipyard operations. In fiscal year 2001, the Company recorded its net deferred tax asset on the balance sheet based on its ability to utilize this net asset in future years.

8. LEASES

Operating lease payments charged to expense were $0.9 million, $1.5 million and $1.2 million for fiscal years 2002, 2001 and 2000, respectively. Certain leases contain renewal options and minimum amounts of annual maintenance clauses. Minimum lease commitments at March 31, 2002 are summarized below (in thousands):

	Operating Leases
2003	857
2004	815
2005	788
2006	783
2007	71
Thereafter	245
Total minimum lease commitments	$3,559

9. FINANCING ARRANGEMENTS

During the first quarter of fiscal year 2002, Todd Pacific Shipyards Corporation, a wholly owned subsidiary of the Company, negotiated a $10.0 million revolving credit facility with interest at the prime rate. The credit facility, which is renewable on a bi-annual basis, will provide the Todd Pacific with greater flexibility in funding its operational cash flow needs. Todd Pacific had no outstanding borrowings as of March 31, 2002. Todd Pacific did not have a credit facility in place during fiscal year 2001 and therefore, had no outstanding borrowings as of April 1, 2001.

10. ENVIRONMENTAL AND OTHER RESERVES

The Company faces potential liabilities in connection with the alleged presence of hazardous waste materials at its Seattle shipyard and at several sites used by the Company for disposal of alleged hazardous waste. The Company continues to analyze environmental matters and associated liabilities for which it may be responsible. No assurance can be given as to the existence or extent of any environmental liabilities until such analysis has been completed. The eventual outcome of all environmental matters cannot be determined at this time, however, the analysis of some matters have progressed sufficiently to warrant establishment of reserve provisions in the accompanying consolidated financial statements.

Harbor Island Site

The Company and several other parties have been named as potentially responsible parties ("PRPs") by the Environmental Protection Agency (the "EPA") pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA" also known as "Superfund") in connection with the documented release or threatened release of hazardous substances, pollutants and contaminants at the Harbor Island Superfund Site (the "Harbor Island Site"), upon which the Shipyard is located.

Harbor Island Site Insurance

In the fourth quarter of fiscal year 2001, the Company entered into a 30-year agreement with an insurance company that will provide the Company with broad-based insurance coverage for the remediation of the Company's operable units at the Harbor Island Superfund Site.

The agreement provides coverage for the known liabilities in an amount exceeding the Company's current booked reserves of $17.7 million. Additionally, the Company has entered into a 15-year agreement for coverage of any new environmental conditions discovered at the Seattle shipyard property that would require environmental remediation.

The Company recorded a non-current asset in the form of an insurance receivable in accordance with its environmental accounting policies at the time it entered into this agreement. This transaction did not have a material effect on the Company's results of operations, nor did the transaction have a material effect on stockholders' equity.

Harbor Island Site History

To date, the EPA has separated the Harbor Island Site into three operable units that affect the Company: the Soil and Groundwater Unit (the "Soil Unit"), the Shipyard Sediments Operable Unit (the "SSOU") and the Sediments Operable Unit (the "SOU"). The Company, along with a number of other Harbor Island PRPs, received a Special Notice Letter from the EPA on May 4, 1994 pursuant to section 122 (e) of CERCLA. The Company entered into a Consent Decree for the Soil Unit in September 1994 under which the Company has agreed to remediate the designated contamination on its property. Removal of floating petroleum product from the water table began in October 1998 and is anticipated to continue through fiscal year 2005. The Company and the EPA are currently negotiating the extent and methodology of the soil remediation.

During the third quarter of fiscal year 1997, the EPA issued its Record of Decision ("ROD") for the SSOU. The ROD identifies four alternative clean-up remedies and specifies the EPA's selected remedy (the "Selected Remedy"). The Selected Remedy requires sediment dredging, and installation of a clean sediment cap and various monitoring efforts extending over ten years. The Selected Remedy included dredging and disposal of approximately 116,000 cubic yards of material currently in the Duwamish River and Elliott Bay surrounding the Shipyard. During the third quarter of fiscal year 2000, the EPA expanded the boundaries of the SSOU issuing their Phase 1B Data Report and resulting Explanation of Significant Differences outlining the changes to the ROD.

Within the newly established SSOU boundary the Company could be required to increase the amount of material to be dredged to 150,000 – 200,000 cubic yards of sediment material. The current proposed method of disposal is in an approved upland disposal site. The Company evaluated what it believed was the financial impact of the EPA's actions and this resulted in a charge against fiscal year 2000 earnings of $5.5 million. During the fourth quarter of fiscal year 2000, the Company and the EPA entered into an Administrative Order on Consent for the development of the remedial design for the SSOU. The Management anticipates that during fiscal year 2003 agreement will be reached with the EPA on a remedial design that identifies the scope of remediation and the method of sediment disposal. Pursuant to the current schedule, remediation of the SSOU will begin in the third quarter of fiscal 2004. Current environmental regulations limit the period of time during the year that dredging may occur. Given these limits, the completion of dredging in the SSOU will require several years to complete. The cost of the SSOU clean up will remain significantly uncertain until agreement has been reached with the EPA during fiscal year 2003.

During the Company's fiscal year 2000, several species of salmon in Washington State were designated under the Endangered Species Act. The potential impact the designation could have on the remedial efforts on the Harbor Island Superfund site is unknown at this time, although any related costs within aggregate policy limits will be covered by insurance purchased in January 2001. As of March 31, 2002, the Company believes that aggregate policy limits are currently adequate to cover this potential impact.

In January 1998, the Company was notified by the EPA that testing would be required in the West Waterway of the Duwamish River outside the borders of the SSOU as part of the SOU. The Company in May 1998 entered into an Order on Consent to perform certain limited testing as part of the SOU investigation. After an evaluation of the results, the EPA issued a draft "no action" ROD on the SOU for public comment which if issued in final form would end the investigation of the SOU requiring no remedial action. The public comment period closed during the Company's fourth quarter of fiscal year 2000 and the EPA has not yet announced the results. The Company's environmental reserves for the entire Harbor Island Site aggregated $17.7 million at March 31, 2002.

Other Environmental Remediation Matters

In January 2001, the EPA issued Special Notice letters naming the PRPs on the Hylebos Waterway Operable Unit of the Commencement Bay Superfund Site in Tacoma, Washington. The Company was not included on the EPA's list. Todd has been notified by other PRPs of their intent to bring a contribution action against the Company. Subsidiaries of the Company had a presence on the site from 1917-1925 and again from 1939-1946, for the most part, coinciding with World Wars I and II when the Company built war ships at the direction of the United States government. Several parties in 2000 hired an allocator to assign percentages of responsibility to all parties, historical and present, notwithstanding potential defenses or contractual claims. The allocator's findings were taken into account in including an estimate of potential liability in the Company's reserve discussed below.

During the fourth quarter of fiscal year 2001, the Company received a request for information from the EPA regarding the Agriculture Street Landfill Superfund Site in New Orleans, Louisiana. The EPA informed the Company that the area was used as a landfill from 1909 through 1934 and then sporadically until its final closure in 1966. The Company has indicated to the EPA that it has no information regarding this site. No estimate of potential liability has been included in the Company's reserves discussed below.

The Company entered into a Consent Decree with the EPA for the clean up of the Casmalia Resources Hazardous Waste Management Facility in Santa Barbara County, California under the Resource Conservation and Recovery Act. The Company has included an estimate of the potential liability for this site in its below stated reserves. Immaterial payments began in fiscal year 1997 and will extend for up to ten years.

In November 1987, the Company was identified as a PRP by the EPA in conjunction with the cleanup of the Operating Industries, Inc. ("OII") hazardous materials disposal site at Monterey Park, California. In September 1995, the Company entered into a Partial Consent Decree with the EPA to contribute $0.6 million as its partial share of remediation costs at the OII site, which encompasses all costs assessed to date. Payment was made to the EPA in July 1996. During fiscal year 2002 the Company entered into a Final Consent Decree with the EPA to contribute an additional $0.4 million in final settlement of its alleged liability on this site. The Company expects the Final Consent Decree to be entered by the United States District Court during fiscal year 2003 with payment due shortly thereafter.

Asbestos-Related Claims

The Company has been named as a defendant in civil actions by parties alleging damages from past exposure to toxic substances, generally asbestos, at closed former Company facilities. At March 31, 2002, the Company had approximately 377 cases involving approximately 570 plaintiffs pending against it and other ship builders and repairers, ship owners, asbestos manufacturers, distributors and installers and equipment manufacturers, involving injuries or illnesses allegedly caused by exposure to asbestos or other toxic substances. The Company assesses claims as they are filed and developed, analyzing them in two different categories based on severity of illness. Based on current fact patterns, certain diseases including mesothelioma, lung cancer and fully developed asbestosis are categorized by the Company as "malignant" claims. All others of a less medically serious nature are categorized as "non-malignant". The Company is currently defending approximately 35 "malignant" claims and approximately 535 "non-malignant" claims. The Company and its insurers are vigorously defending these actions. See Item 3. Legal Proceedings for additional claim information.

The Company has entered into agreements with several of its insurers to provide coverage for a significant portion of settlements and awards related to these bodily injury claims. These agreements have aggregate limits on amounts to be paid overall and formulas for determining amounts of payment on individual claims. The two most significant agreements provide coverage applicable to claims of exposure to asbestos occurring between 1949 and 1976 and occurring between 1976 through 1987. Insurance coverage for exposures to asbestos was no longer available from the insurance industry after 1987. Due to changes in federal regulations in the 1970s which resulted in the swift decline in commercial and military application of asbestos and increased regulation over the handling and removal of asbestos, there exists minimal risk of claims arising from exposure post 1987. Contractual formulas are utilized to determine the amount of coverage from each agreement on each claim settled or litigated. Once the initial date of alleged exposure to asbestos is determined, all contractual years subsequent to that date participate in the settlement. Since all known claims involve alleged exposure prior to 1976, the 1976 through 1987 Agreement will participate in the settlement or judgement of all outstanding claims that are settled or litigated. As a result, and as the years remaining calculation set forth below indicates, the 1976 through 1987 agreement will exhaust prior to the 1949 through 1976 agreement. Based on historical claims settlement data only, the Company projects that at March 31, 2002, the 1949 through 1976 agreement will provide coverage for an additional 20.6 years and the 1976 through 1987 agreement will provide coverage for an additional 5.2 years. At April 1, 2001, the Company projected that these agreements would provide coverage for an additional 23.7 years and 8.0 years, respectively. The increased declination of estimated coverage experienced from fiscal year 2001 to fiscal year 2002 was due to increased settlement activity on malignant cases including six cases that had been in inventory dating back as far as 1993. The Company resolved 20 malignant claims in 2002 compared with 16 in 2001 and 11 in 2000. If historical settlement patterns or the rate of filing for new cases change in future periods, these estimated coverage periods could be shorter or longer than anticipated. Moreover, if one or both of these coverages are exhausted at some future date, the Company's share of responsibility will increase for any subsequent claims' expense previously covered by these insurance agreements. At March 31, 2002, the Company has recorded a bodily injury liability reserve of $9.4 million and a bodily injury insurance receivable asset of $7.1 million. At April 1,2001, the Company had recorded a bodily injury liability reserve of $10.6 million and a bodily injury insurance receivable of $7.8 million. These bodily injury liabilities and receivables are classified within the Company's Consolidated Balance Sheets as environmental and other reserves, and insurance receivables, respectively.

Due to uncertainties of the number of cases, the extent of alleged damages, the population of claimants and size of any awards and/or settlements, there can be no assurance that the current reserves will be adequate to cover the costs of resolving existing cases. Additionally, the Company cannot predict the eventual number of cases to be filed against it or their eventual resolution and does not include in its reserve amounts for cases that may be filed in the future. However, it is probable that if future cases are filed against the Company it will result in additional costs arising either from its share of costs under current insurance in place arrangements or due to the exhaustion of such coverage. The Company reviews the adequacy of existing reserves periodically based upon developments affecting these claims, including new filings and resolutions, and makes adjustments to the reserve and related insurance receivable as appropriate.

As the Company is not able to estimate its potential ultimate exposure for filed and unfiled claims against the Company, it cannot predict whether the ultimate resolution of the bodily injury cases will have a material effect on the Company's results of operations or stockholders' equity.

The Company has recorded $0, $1.5 million and $5.6 million in charges against earnings in fiscal years 2002, 2001, and 2000, respectively relating to additional reserves for environmental and bodily injury matters. These charges are classified in the Company's Consolidated Statements of Income as a Provision for environmental and other reserves. The Company's remediation costs and bodily injury claims paid are charged against the reserves recorded when paid. In certain cases, amounts paid by the Company are reimbursable under its existing contractual arrangements with several insurance companies. These reimbursements are recorded against the environmental insurance asset when collected. In other cases, the Company manages work conducted by third party vendors and submits invoices to its insurance companies for reimbursement on behalf of the third party vendor. In these cases, the insurance companies reimburse the third party vendor directly. These expenses and payments associated with third party vendors are taken into consideration when estimating the Company's environmental and bodily injury liabilities and amounts available for reimbursement under its contractual arrangements. In addition to providing coverage for assessments or settlements of claims, the agreements also provide for costs of defending and processing such claims.

The Company continues to negotiate with its insurance carriers and prior landowners and operators for certain past and future remediation costs. The Company has reached various agreements with its insurance carriers regarding the carriers' obligations for property damage occurring in previous fiscal years. These settlements were recorded as income and totaled $0.5 million, $2.1 million and $0.9 million in fiscal years 2002, 2001 and 2000, respectively. These settlements are classified in the Company's Consolidated Statements of Income as Other – insurance settlements.

The Company has provided total aggregate reserves of $28.5 million as of March 31, 2002 for the above, described contingent environmental and bodily injury liabilities. Due to the complexities and extensive history of the Company's environmental and bodily injury matters, the amounts and timing of future expenditures is uncertain. As a result, there can be no assurance that the ultimate resolution of these environmental and bodily injury matters will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

The Company has various insurance policies and agreements that provide coverage on the costs to remediate environmental sites and for the defense and settlement of bodily injury cases. These policies and agreements are primarily with two insurance companies. Based upon the current credit rating of both of these companies, the Company anticipates that both parties will be able to perform under the policy or agreement. As of March 31, 2002, the Company has recorded an insurance receivable asset of $26.8 million to reflect contractual arrangements with several insurance companies to share costs for certain environmental matters.

11. OTHER CONTINGENCIES

The Company is subject to various risks and is involved in various claims and legal proceedings arising out of the ordinary course of its business. These include complex matters of contract performance specifications, employee relations, union proceedings, tax matters and Government procurement regulations. In addition, the Company is subject to various risks from natural disasters such as the earthquake that struck the Puget Sound area during the fourth quarter of fiscal year 2001. Only a portion of these risks and legal proceedings involving the Company are covered by insurance, because the availability and coverage of such insurance generally has declined or the cost has become prohibitive.

The Company does not believe these risks or legal matters will have a material adverse impact on its financial position, results of operations, or cash flows. However, the Company continues to evaluate its exposures in each of these areas and may revise its estimates as necessary.

As a general practice within the defense industry, the Defense Contract Audit Agency ("DCAA") and other government agencies continually review the cost accounting practices of Government contractors. In the course of these reviews, cost accounting issues are identified, discussed and settled or resolved through agreements with the government's authorized contracting officer or through legal proceedings. Other than the normal cost accounting issues raised by the DCAA as a result of their ongoing reviews, the Company is not aware of any outstanding issues with the DCAA.

12. COLLECTIVE BARGAINING AGREEMENT

Todd Pacific Shipyards and the Puget Sound Metal Trades Council (the bargaining umbrella for all unions at Todd Pacific Shipyards) continue to operate under a collective bargaining agreement ratified in fiscal year 2000. That contract will expire July 31, 2002. Discussions with the unions for a new collective bargaining agreement began on June 11, 2002. Management considers its relations with the various unions to be stable.

13. TREASURY STOCK

During the first quarter of fiscal year 2002, the Company announced a tender offer for up to 4.0 million shares of the Company's Common Stock at a price of not in excess of $8.25 or less than $7.00 per share. The exact price was determined by a procedure commonly referred to as a "Dutch Auction." This offer to repurchase up to 4.0 million shares from existing stockholders was approximately 42.7% of the total number of shares outstanding at that time.

Following verification of the tenders and receipt of shares tendered subject to guarantees of delivery, an aggregate of 4,136,124 shares were validly tendered at a price of $8.25 per share. The Company elected to increase the number of shares to be purchased in order to avoid proration procedures otherwise applicable to the offer, resulting in an aggregate purchase price of $34.1 million. The Company incurred expenses in connection with this offer of approximately $0.5 million. The Company utilized available cash and proceeds from available-for-sale securities to fund the share repurchases completed through the offer.

During fiscal year 2001, the Company under a stock repurchase plan repurchased an aggregate of 358,800 shares of its Common Stock, at an average price per share of $7.00. The shares were repurchased at per share prices ranging from $6.56 to $7.75, for a total consideration of $2.5 million.

The following table summarizes the total number of common shares outstanding, held in treasury and issued by the Company during the past three fiscal years.

	Total Shares of Common Stock		
	Outstanding	Held in Treasury	Issued
As of March 28, 1999	9,910,180	2,045,853	11,956,033
Shares Repurchased	(293,700)	293,700	-
Options Exercised	85,000	(85,000)	-
As of April 2, 2000	9,701,480	2,254,553	11,956,033
Shares Repurchased	(358,800)	358,800	-
Options Exercised	20,000	(20,000)	-
As of April 1, 2001	9,362,680	2,593,353	11,956,033
Shares Repurchased through Dutch Auction	(4,136,124)	4,136,124	-
Options Exercised	56,666	(56,666)	-
As of March 31, 2002	5,283,222	6,672,811	11,956,033

14. INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

	March 31, 2002	April 1, 2001	April 2, 2000
(in thousands, except per share amount)			
Numerator:			
Numerator for basic and diluted net income per share:			
Net income	$ 7,018	$ 16,727	$ 8,132
Denominator:			
Denominator for basic net income per share - weighted average common shares outstanding	6,677	9,587	9,765
Effect of dilutive securities			
Stock options based on the treasury stock method using average market price	150	89	96
Denominator for diluted net income per share	6,827	9,676	9,861
Basic income per share	$ 1.05	$ 1.74	$ 0.83
Diluted income per share	$ 1.03	$ 1.73	$ 0.82

15. STOCK BASED COMPENSATION

The Company's Incentive Stock Compensation Plan (the "Plan") provides for the granting of incentive stock options, non-qualified stock options, and restricted stock or any combination of such grants to directors, officers and key employees of the Company to purchase shares of the Class A Common Stock of the Company. An aggregate of 1,000,000 shares of common stock has been authorized for issuance under the Plan. Options issued under the Plan generally vest ratably over three years and expire not more than ten years from the date of grant and are granted at prices equal to the fair value on the date of grant. There were 235,000 options available for future grant under the Plan at March 31, 2002.

A summary of stock option transactions for the years ended March 31,2002, April 1, 2001 and April 2, 2000 is as follows:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price
Outstanding, March 28, 1999	340,000	$4.25 to $6.00	4.74
Granted	10,000	4.38	4.38
Exercised	(85,000)	4.50	4.50
Outstanding, April 2, 2000	265,000	4.25 to 6.00	4.80
Granted	415,000	6.55 to 7.94	6.72
Exercised	(55,000)	4.56 to 6.00	5.48
Outstanding, April 1, 2001	625,000	4.25 to 7.94	6.01
Exercised	(116,666)	4.25 to 6.00	4.61
Outstanding, March 31, 2002	508,334	4.25 to 7.94	6.33
Exercisable, March 31, 2002	245,001	$4.25 to $7.94	$6.00

As described in Note 1, the Company accounts for stock-based compensation to its employees and directors using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for awards. Generally, no compensation expense has been recognized for such awards because the fair value of the underlying common stock equals the exercise price of the stock options granted. The outstanding stock options have a contractually weighted-average life of 6.0 years as of March 31, 2002.

If compensation costs had been recognized based on the fair value of the grant for options awarded under the Plan, the fair value would have been calculated using a Black-Scholes option pricing model with the following weighted-average assumptions on the option grant date:

	Employee Stock Option Year Ended	
	2001	2000
Expected life (years)	4	4
Expected volatility	38%	38%
Risk-free interest rate	6%	6%
Expected dividend yield	0%	0%

The weighted average fair value of options granted during 2001 and 2000 was $2.55 and $1.81, respectively. No options were granted during fiscal year 2002.

Under SFAS 123, if the Company had elected to recognize the compensation cost based on the fair value of the options granted at the grant date, net income would have decreased as follows (the estimated fair value of the options is amortized to expense over the options' vesting period):

(in thousands, except per share data)	Year Ended 2002	2001	2000
Net income:			
As reported	$ 7,018	$ 16,727	$ 8,132
Pro forma	6,790	16,663	8,109
Net income per share:			
Basic			
As reported	$ 1.05	$ 1.74	$ 0.83
Pro forma	1.02	1.74	0.83
Diluted			
As reported	$ 1.03	$ 1.73	$ 0.82
Pro forma	0.99	1.72	0.82

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Financial results by quarter for the fiscal years ended March 31, 2002 and April 1, 2001 are as follows. Each quarter is 13 weeks in length.
(in thousands):

	Revenues	Operating Income (loss)	Net Income	Net Income Per Share Diluted
1st Qtr 2002	$ 31,242	$ 1,868	$ 1,802	$ 0.19
2nd Qtr 2002	31,017	2,167	2,971	0.43
3rd Qtr 2002	30,556	1,360	1,124	0.21
4th Qtr 2002	29,130	1,507	1,121	0.21
1st Qtr 2001	$ 33,401	$ 2,405	$ 2,320	$ 0.24
2nd Qtr 2001	28,681	2,276	2,602	0.27
3rd Qtr 2001	24,489	(483)	2,420	0.25
4th Qtr 2001 (1)	29,974	7,752	9,385	0.99

(1) The fourth quarter of fiscal year 2001 reflects $3.9 million in additional revenue resulting from an agreement reached with the U.S. Navy to share in certain environmental insurance costs and $1.9 million in revenue associated with the Margarita II arbitration award and $0.4 million of related interest and expenses, and reversal of $5.9 million valuation allowance on deferred tax assets.

TODD SHIPYARDS CORPORATION

BOARD OF DIRECTORS

Brent D. Baird
Steven A. Clifford
Patrick W.E. Hodgson
Chairman of the Board of Directors
Joseph D. Lehrer
Philip A. Robinson
John D. Weil
Stephen G. Welch

EXECUTIVE OFFICERS

Patrick W.E. Hodgson
Chairman of the Board of Directors
Stephen G. Welch
Chief Executive Officer and President
Scott H. Wiscomb
Chief Financial Officer and Treasurer
Michael G. Marsh
Secretary and General Counsel
Roland H. Webb
President, Todd Pacific Shipyards Corporation

AUDITORS

Ernst & Young LLP
999 Third Avenue, Suite 3500
Seattle, WA 98104-4086

MARKET FOR COMMON STOCK

NYSE
Symbol "TOD"

TRANSFER AGENT

Mellon Investor Services, LLC
Shareholder Relations
P.O. Box 3315
South Hackensack, NJ 07606

or

85 Challenger Road
Ridgefield Park, NJ 07660
(800) 522-6645

TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 329-8660
TDD Foreign Shareholders: (201) 329-8354

Web Site Address: **www.melloninvestor.com**

SHAREHOLDER DATA

As of July 10, 2002, the Company had approximately 1,753 shareholders of record.

The Company did not declare dividends for the fiscal year ending March 31, 2002.

Copies of the Company's Report on Form 10-K to the SEC can be obtained without charge by stockholders (including beneficial owners of the Company's common stock) by mailing a request for the materials to:

SHAREHOLDER RELATIONS DEPARTMENT
Todd Shipyards Corporation
1801 - 16th Avenue Southwest
Seattle, WA 98134
(206) 623-1635 Ext. 106